Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF

BROOKFIELD BUSINESS PARTNERS L.P.

As at March 31, 2018 and December 31, 2017 and for the
three months ended March 31, 2018 and 2017

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	4	$1,439	$1,106
Financial assets	5	494	361
Accounts and other receivable, net	6	3,587	3,454
Inventory, net	7	1,162	1,068
Assets held for sale	8	188	14
Other assets	9	393	430
Current assets		7,263	6,433
Financial assets	5	376	423
Accounts and other receivable, net	6	868	908
Other assets	9	86	79
Property, plant and equipment		2,460	2,530
Deferred income tax assets		207	174
Intangible assets		3,059	3,094
Equity accounted investments	10	530	609
Goodwill		1,545	1,554
Total assets		$16,394	$15,804
Liabilities and equity
Liabilities
Accounts payable and other	11	$5,255	$4,865
Liabilities associated with assets held for sale	8	21	—
Borrowings	13	579	825
Current liabilities		5,855	5,690
Accounts payable and other	11	772	773
Borrowings	13	3,806	2,440
Deferred income tax liabilities		836	837
Total liabilities		$11,269	$9,740
Equity
Limited partners	16	$1,406	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	16	1,280	1,453
Interest of others in operating subsidiaries		2,439	3,026
Total equity		5,125	6,064
Total liabilities and equity		$16,394	$15,804

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three Months Ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2018	2017
Revenues	19	$8,194	$1,934
Direct operating costs	18	(7,649)	(1,874)
General and administrative expenses	19	(118)	(62)
Depreciation and amortization expense	19	(106)	(65)
Interest expense	19	(86)	(19)
Equity accounted income, net		17	10
Impairment expense, net		—	(7)
Gain on acquisitions/dispositions, net	8	16	272
Other income (expenses), net		(14)	14
Income (loss) before income tax		254	203
Income tax (expense) recovery
Current		(28)	4
Deferred		(10)	(4)
Net income (loss)		$216	$203
Attributable to:
Limited partners		$(35)	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(34)	34
Special Limited Partners	16	143	—
Interest of others in operating subsidiaries		142	137
		$216	$203
Basic and diluted earnings per limited partner unit	16	$(0.53)	$0.61

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME (LOSS)

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2018	2017
Net income (loss)		$216	$203
Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$(43)	$52
Available-for-sale securities		—	(27)
Net investment and cash flow hedges	4	23	(14)
Equity accounted investment	10	(2)	—
Taxes on the above items		(5)	3
Total other comprehensive income (loss)		(27)	14

Items that will not be reclassified subsequently to profit or loss:
Fair value through OCI		24	—
Taxes on the above item		(1)	—
Total other comprehensive income (loss)		23	—
Comprehensive income (loss)		$212	$217
Attributable to:
Limited partners		$(43)	$39
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.		(41)	42
Special Limited Partners		143	—
Interest of others in operating subsidiaries		153	136
		$212	$217

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

					Non-controlling interests
	Limited Partners				Redemption-Exchange Units held by Brookfield Asset Management Inc.				Special Limited Partners	Preferred Shares
(US$ MILLIONS)	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Limited Partners	Capital	Retained earnings	Accumulated other comprehensive income (loss) (1)	Redemption- Exchange Units	Retained earnings	Capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2018	$1,766	$(69)	$(112)	$1,585	$1,674	$(71)	$(165)	$1,438	$—	$15	$3,026	$6,064
Adoption of new accounting standards (3)	—	(132)	—	(132)	—	(128)	—	(128)	—	—	(5)	(265)
Revised opening balance January 1, 2018	1,766	(201)	(112)	1,453	1,674	(199)	(165)	1,310	—	15	3,021	5,799
Net income (loss)	—	(35)	—	(35)	—	(34)	—	(34)	143	—	142	216
Other comprehensive income (loss)	—	—	(8)	(8)	—	—	(7)	(7)	—	—	11	(4)
Total comprehensive income (loss)	—	(35)	(8)	(43)	—	(34)	(7)	(41)	143	—	153	212
Contributions	—	—	—	—	—	—	—	—	—	—	6	6
Distributions (2)	—	(4)	—	(4)	—	(4)	—	(4)	(143)	—	(741)	(892)
Balance as at March 31, 2018	$1,766	$(240)	$(120)	$1,406	$1,674	$(237)	$(172)	$1,265	$—	$15	$2,439	$5,125
Balance as at January 1, 2017	$1,345	$2	$(141)	$1,206	$1,474	$3	$(197)	$1,280	$—	$15	$1,537	$4,038
Net income (loss)	—	32	—	32	—	34	—	34	—	—	137	203
Other comprehensive income (loss)	—	—	7	7	—	—	8	8	—	—	(1)	14
Total comprehensive income (loss)	—	32	7	39	—	34	8	42	—	—	136	217
Distributions	—	(3)	—	(3)	—	(4)	—	(4)	—	—	(223)	(230)
Other	—	2	—	(2)	—	(2)	—	(2)	—	—	—	(4)
Balance as at March 31, 2017	$1,345	$29	$(134)	$1,240	$1,474	$31	$(189)	$1,316	$—	$15	$1,450	$4,021

__________________________

(1)	See Note 17 for additional information.

(2)	See Note 16 for additional information on distributions as it relates to the Special Limited Partners.

(3)	See Note 2(c) for additional information on adoption of new accounting standards.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three Months Ended March 31,
(US$ MILLIONS)	Notes	2018	2017
Operating Activities
Net income (loss)		$216	$203
Adjusted for the following items:
Share of undistributed equity accounted earnings		4	(4)
Impairment expense, net		—	7
Depreciation and amortization expense		106	65
Gain on acquisitions/dispositions, net		(16)	(272)
Provisions and other items		38	(24)
Deferred income tax expense (recovery)		10	4
Changes in non-cash working capital, net	20	(228)	75
Cash from operating activities		130	54
Financing Activities
Proceeds from borrowings, net		1,724	97
Repayment of borrowings		(607)	(245)
Capital provided by others who have interests in operating subsidiaries		6	—
Distributions to limited partners and Redemption-Exchange Unitholders		(8)	(7)
Distributions to Special Limited Partners Unitholders		(48)	—
Distributions to others who have interests in operating subsidiaries	16	(741)	(223)
Cash from (used in) financing activities		326	(378)
Investing Activities
Acquisitions
Subsidiaries, net of cash acquired	3	(12)	—
Property, plant and equipment and intangible assets		(68)	(40)
Equity accounted investments		(8)	—
Financial assets		(2)	(13)
Dispositions
Subsidiaries, net of cash disposed		—	357
Property, plant and equipment		31	—
Financial assets		—	158
Net settlement of foreign exchange hedges		—	(5)
Restricted cash and deposits		(62)	16
Cash from (used in) investing activities		(121)	473
Cash
Change during the period		335	149
Impact of foreign exchange on cash		(2)	6
Balance, beginning of year		1,106	1,050
Balance, end of period		$1,439	$1,205
Supplemental cash flow information is presented in Note 20

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP
Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.
NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation
These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017, except for the impact of the adoption of the accounting standards described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated.
The preparation of financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates. It also requires management to exercise judgment in applying the accounting policies. The critical accounting estimates and judgments have been set out in Note 2 to the partnership's consolidated financial statements as at and for the year ended December 31, 2017. There have been no significant changes to the method of determining significant estimates and judgments since December 31, 2017, other than changes required as a result of adopting new standards as discussed below.
These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on May 4, 2018.

(b)	New accounting policies adopted
The partnership has applied new and revised standards issued by the IASB that are effective for the period beginning on or after January 1, 2018.
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Refer to Note 2(c) for impact on adoption of IFRS 15.

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes. Refer to Note 2(e) for impact on adoption of IFRS 9.

(ii)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22"), effective for annual reporting periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. The adoption of IFRIC 22 did not have a significant impact on the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(c)	Impact on adoption of new IFRS standards

On adoption of IFRS 15, we recorded a total reduction in opening retained earnings of $260 million, attributable to the partnership net of taxes, mainly associated with our Construction Services business. The partnership also recorded the associated reduction of $125 million in accounts and other receivable, net, and an increase of $121 million in accounts payable and other.

(US$ MILLIONS)	Opening balance January 1, 2018	Adoption of new accounting standards	Revised opening balance January 1, 2018
Assets
Cash and cash equivalents	$1,106	$—	$1,106
Financial assets	361	—	361
Accounts and other receivable, net	3,454	(98)	3,356
Inventory, net	1,068	4	1,072
Assets held for sale	14	—	14
Other assets	430	(60)	370
Current assets	6,433	(154)	6,279
Financial assets	423	—	423
Accounts and other receivable, net	908	(27)	881
Other assets	79	1	80
Property, plant and equipment	2,530	—	2,530
Deferred income tax assets	174	42	216
Intangible assets	3,094	—	3,094
Equity accounted investments	609	(6)	603
Goodwill	1,554	—	1,554
Total assets	$15,804	$(144)	$15,660
Liabilities and equity
Liabilities
Accounts payable and other	$4,865	$126	$4,991
Liabilities associated with assets held for sale	—	—	—
Borrowings	825	—	825
Current liabilities	5,690	126	5,816
Accounts payable and other	773	(5)	768
Borrowings	2,440	—	2,440
Deferred income tax liabilities	837	—	837
Total liabilities	$9,740	$121	$9,861
Equity
Limited partners	$1,585	$(132)	$1,453
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,453	(128)	1,325
Interest of others in operating subsidiaries	3,026	(5)	3,021
Total equity	6,064	(265)	5,799
Total liabilities and equity	$15,804	$(144)	$15,660

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(d)	Revenue from contracts with customers

Construction Services

Construction Services

Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.

As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.

IFRS 15 requires a highly probable criterion with regards to recognizing revenue arising from variable consideration and contract modification and claims. For variable consideration, revenue is only to be recognized to the extent that it is highly probable that a significant reversal in the amount of revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Business Services

Fuel Distribution & Marketing

The fees and related costs for providing road fuel distribution and marketing are recognized at a point in time when the services are provided.

Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and Renewable Transport Fuel Obligation ("RTFO") certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.

Facilities Management

The fees and related costs for providing facilities management services are recognized over the time in which the services are provided.

Real Estate Services

The fees and related costs for providing real estate and logistics services are recognized over the time in which the services are provided.

Associated with the delivery of certain service contracts, our partnership also earns revenue from home sale transactions and referral fees from suppliers utilized in servicing these contracts. These revenue transactions are recognized as follows:

•Home Sale: The partnership earns home sale revenue from two types of contracts: cost-plus home sale and fixed fee home sale contracts. Under a cost-plus home sale contract, the partnership earns a performance fee and bears no risk of loss with respect to costs incurred. Revenues and related costs associated with the purchase and resale of residences under cost-plus contracts are recognized on a net basis over the period in which services are provided as control over the home does not pass onto the partnership. Under a fixed fee home sale contract, the partnership earns a fixed fee based upon a percentage of the acquisition cost of the residential property. This fee revenue is recognized when the home is acquired by the customer as the partnership’s performance obligation is complete at this time. The revenues and expenses related to the home sale itself are recorded on a gross basis.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

•Referral fees: The partnership earns referral fees from various suppliers who provide services to customers through our service offerings. A significant portion of the referral fee revenue is generated from the closing of a home sale or purchase transaction, under which the partnership earns a percentage of the commissions received by the real estate agent on the purchase or sale of a home by the customer. Referral fees from home purchases or sales are recognized upon the closing date of the real estate transaction. The partnership recognizes referral fees from other suppliers upon completion of the services.

Industrial Operations

Manufacturing

Sales of goods are recognized at a point in time when the product is shipped and control passes to the customer. Services revenues are recognized over time when the services are provided.

Mining

Revenue from our mining business is made under provisional pricing arrangements. Revenue from the sale of palladium and by-product metals is provisionally recognized based on quoted market prices upon the delivery of concentrate to the smelter or designated shipping point, which is when significant rights and obligations of ownership pass and title and control is transferred. The business’ smelter contract provides for final prices to be determined by quoted market prices in a period subsequent to the date of concentrate delivery. The period between provisional invoicing and final pricing, or settlement period, is typically between 30 and 150 days. The fair value of the final sales price adjustment is re-estimated by reference to forward market prices at each period end and changes in fair value are recognized as an adjustment to revenue. As a result, the accounts receivable amounts related to this business are recorded at fair value.

Energy

Energy Commodities and Services

Revenue from the sale of oil and gas is recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue. Revenue from the rendering of services is recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.

Remaining Performance Obligations

Construction

Backlog is defined as revenue yet to be delivered (i.e. remaining performance obligations) on construction projects that have been secured via an executed contract, work order, or letter of intent. The total backlog for our construction services operations equates to approximately two years of activity.

Industrial Operations

Our Brazilian water treatment and distribution operation is party to certain remaining performance obligation which have a duration of more than one year. The most significant remaining performance obligations at January 1, 2018 relate to the service concession arrangements with various municipalities which have an average term of 25 years.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

The tables below summarize our segment revenue by geography, and timing of revenue recognition for IFRS 15 revenue:

Timing of Revenue Recognition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total

Goods/services provided at a point in time	$5,699	$692	$13	$93	$—	$6,497
Services transferred over a period of time	594	49	1,029	—	—	1,672
Total IFRS 15 revenue	$6,293	$741	$1,042	$93	$—	$8,169
Other non IFRS 15 revenue	11	6	1	4	3	25
Total revenue	$6,304	$747	$1,043	$97	$3	$8,194

Geography	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total (1)

United Kingdom	$4,736	$7	$323	$—	$—	$5,066
Canada	931	112	13	93	—	1,149
Australia	86	—	593	—	—	679
Brazil	301	217	—	—	—	518
USA	74	104	—	—	—	178
Middle East (2)	1	—	113	—	—	114
Other	164	301	—	—	—	465
Total IFRS 15 revenue	$6,293	$741	$1,042	$93	$—	$8,169
__________________________________

(1) Geography of the other non IFRS15 revenue is as follows: United Kingdom $4 million, Canada $6 million, Australia $1 million, Brazil $7 million, Middle East $nil and Other $7 million.
(2) Middle East primarily consists of United Arab Emirates.

Transition	Business Services	Industrial Operations	Construction Services	Energy	Corporate and Other	Total

Revenue as if it were under former revenue standards	$6,293	$739	$1,048	$93	$—	$8,173
IFRS 15 Impact	—	2	(6)	—	—	(4)
Total IFRS 15 Revenue	$6,293	$741	$1,042	$93	$—	$8,169

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(e)	Financial instruments and hedge accounting
Classification & Measurement
The table below summarizes the partnership’s classification and measurement of financial assets and liabilities, on adoption of IFRS 9:

	Classification	Measurement	Statement of Financial Position Account
Financial assets
Cash and cash equivalents	Debt	Amortized cost	Cash and cash equivalents
Accounts receivable	Debt	Amortized cost / FVTPL	Accounts and other receivable, net
Restricted cash	Debt	Amortized cost	Financial assets
Equity securities	Equity	FVTPL / FVOCI	Financial assets
Debt securities	Debt	FVTPL / FVOCI / Amortized cost	Financial assets
Derivative assets	Derivatives	FVTPL(1)	Financial assets
Other financial assets	Debt / Equity	Amortized cost / FVTPL/ FVOCI	Financial assets

Financial liabilities
Borrowings	Debt	Amortized cost	Borrowings
Accounts payable and other	Debt	Amortized cost	Accounts payable and other
Derivative liabilities	Derivatives	FVTPL(1)	Accounts payable and other
__________________________

(1) Derivatives are classified and measured at FVTPL except those designated in hedging relationships.

The classification depends on the specific business model for managing the financial instruments and the contractual terms of the cash flows. The partnership maintains a portfolio of marketable securities comprised of equity and debt securities. The marketable securities are recognized on their trade date. They are subsequently measured at fair value at each reporting date with the change in fair value recorded in either profit or loss ("FVTPL") or other comprehensive income ("FVOCI"). For investments in debt instruments, this will depend on the business model in which the investment is held.

At initial recognition, the partnership measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Financial assets are classified as at amortized cost based on their nature and use within the partnership’s business. Financial assets classified as at amortized cost are recorded initially at fair value, then subsequently measured at amortized cost using the effective interest method, less any impairment.

Impairment

The partnership assesses on a forward-looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. Impairment charges are recognized in profit or loss based on the expected credit loss model.

Derivatives and hedging activities

The partnership selectively utilizes derivative financial instruments primarily to manage financial risks, including commodity price risk and foreign exchange risks. Derivative financial instruments are recorded at fair value. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure and there is assurance that it will continue to be highly effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

cumulative change in fair value of a derivative that was previously recorded in other comprehensive income by the application of hedge accounting is recognized in profit or loss over the remaining term of the original hedging relationship as amounts related to the hedged item are recognized in profit or loss. The assets or liabilities relating to unrealized mark-to-market gains and losses on derivative financial instruments are recorded in financial assets and financial liabilities, respectively.

(i) Items classified as hedges

Realized and unrealized gains and losses on foreign exchange contracts and foreign currency debt that are designated as hedges of currency risks relating to a net investment in a subsidiary with a functional currency other than the U.S. dollar are included in equity and are included in net income in the period in which the subsidiary is disposed of or to the extent partially disposed and control is not retained. Derivative financial instruments that are designated as hedges to offset corresponding changes in the fair value of assets and liabilities and cash flows are measured at estimated fair value with changes in fair value recorded in profit or loss or as a component of equity, as applicable.

Unrealized gains and losses on interest rate contracts designated as hedges of future variable interest payments are included in equity as a cash flow hedge when the interest rate risk relates to an anticipated variable interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are amortized into profit or loss over the term of the corresponding interest payments.

(ii) Items not classified as hedges

Derivative financial instruments that are not designated as hedges are recorded at estimated fair value, and gains and losses arising from changes in fair value are recognized in net income in the period the changes occur. Realized and unrealized gains on other derivatives not designated as hedges are recorded in other income (expenses), net.

Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the partnership takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

Fair value measurement is disaggregated into three hierarchical levels: Level 1, 2 or 3. Fair value hierarchical levels are directly based on the degree to which the inputs to the fair value measurement are observable. The levels are as follows:

Level 1 - Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2 - Inputs (other than quoted prices included in Level 1) are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the asset’s or liability’s anticipated life.

Level 3 - Inputs are unobservable and reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs in determining the estimate.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

Summary of impact upon adoption of IFRS 9 - Classification and Measurement

The table below illustrates the classification and measurement of financial assets under IFRS 9 and IAS 39 at the date of initial application. A similar table for financial liabilities has not been prepared because there have not been any reclassifications and remeasurements within financial liabilities.

The following table is as at January 1, 2018:

(US$ MILLIONS)	FVTPL	FVOCI	Amortized Cost	Total
Opening balance (IAS 39)	$166	$429	$5,852	$6,447
Reclassifications	211	(211)	—	—
Revised opening balance (IFRS 9)	$377	$218	$5,852	$6,447
The following paragraphs explain how applying the new classification requirements of IFRS 9 led to changes in classification of certain financial assets held by the partnership as shown in the table above.

Instruments reclassified from Available for Sale (IAS 39) to FVTPL (IFRS 9):

Debt Instruments previously classified as available for sale but which fail the Solely for Payment, Principal and Interest ("SPPI") test

The partnership held secured debentures and contractual rights which were reclassified from available for sale to FVTPL for $187 million. Under IFRS 9, the debentures and contractual rights do not meet the criteria to be classified as at amortized cost or FVOCI because their cash flows do not represent solely payments of principal and interest. Related fair value gains of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.

Equity instruments previously classified as available for sale and for which FVOCI election is not made

The partnership held an equity instrument which was reclassified from available for sale to FVTPL for $24 million. Related fair value losses of $3 million attributable to the partnership net of taxes were transferred from the available for sale reserve to retained earnings on January 1, 2018.

Summary of impact upon adoption of IFRS 9 - Impairment

The partnership's opening loss allowances in accordance with IAS 39 do not differ materially from the partnership's opening expected credit losses ("ECL") determined in accordance with IFRS 9, as at January 1, 2018.

Summary of impact upon adoption of IFRS 9 - Derivatives and hedging activities

In accordance with IFRS 9’s transition provisions for hedge accounting, the partnership has applied the IFRS 9 hedge accounting requirements prospectively from the date of initial application on January 1, 2018. The partnership’s qualifying hedging relationships in place as at January 1, 2018 also qualified for hedge accounting in accordance with IFRS 9 and were therefore regarded as continuing hedging relationships.

(f)	Future changes in accounting policies

(i)	Leases
IFRS 16, Leases ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(ii)	Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its unaudited interim condensed consolidated financial statements.
NOTE 3. ACQUISITION OF BUSINESSES
When determining the basis of accounting for the partnership’s investees, the partnership evaluates the degree of influence that the partnership exerts directly or through an arrangement over the investees' relevant activities. Control is obtained when the partnership has power over the acquired entities and an ability to use its power to affect the returns of these entities.
The partnership accounts for business combinations using the acquisition method of accounting, pursuant to which the cost of acquiring a business is allocated to its identifiable tangible and intangible assets and liabilities on the basis of the estimated fair values at the date of acquisition.

(a)	Acquisitions completed in the three months ended March 31, 2018

Business Services
Facilities management business ("BGIS")
On February 1, 2018, the partnership, through BGIS, completed a tuck-in acquisition, acquiring an 85% interest in Critical Solutions Group and Critical Power Testing and Maintenance ("CSG"), a US specialist provider of services for the data center market, for $4 million attributable to the partnership. On acquisition, the partnership had a 22% economic interest and an 85% voting interest in the business, which provides the partnership with control over the business. Accordingly, the partnership consolidates the business for financial reporting purposes.
Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the unaudited interim condensed consolidated statements of operating results. Goodwill of $8 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the period ended March 31, 2018 includes less than $1 million of revenue and less than $1 million of net loss attributable to the partnership from the acquisition. If this acquisition had been effective January 1, 2018, the partnership would have recorded revenue of less than $1 million for the period ended March 31, 2018 and net loss of less than $1 million attributable to the partnership for the period ended March 31, 2018.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(b)	Acquisitions completed in 2017
The following summarizes the consideration transferred, assets acquired and liabilities assumed at the applicable acquisition dates:

(US$ MILLIONS)	Business Services (1)	Industrial Operations (1)	Energy (1)
Cash	$198	$383	$12
Contingent consideration	13	—	—
Total Consideration (2)	$211	$383	$12

(US$ MILLIONS)
Cash and cash equivalents	$39	$296	$—
Accounts receivable and other	1,248	978	—
Inventory	690	10	—
Equity accounted investments	122	109	—
Property, plant and equipment	264	200	39
Intangible assets	403	2,467	—
Goodwill	325	17	—
Deferred income tax assets	9	50	—
Financial assets	106	—	—
Other assets	—	65	—
Acquisition gain	—	—	(7)
Accounts payable and other	(1,885)	(227)	—
Borrowings	(210)	(1,468)	—
Deferred income tax liabilities	(58)	(746)	(2)
Net assets acquired before non-controlling interest	1,053	1,751	30
Non-controlling interest (3) (4)	(842)	(1,368)	(18)
Net Assets Acquired	$211	$383	$12
________________

(1)	The initial fair values of all acquired assets, liabilities and goodwill for this acquisition have been determined on a preliminary basis at the end of the reporting period.

(2)	Excludes consideration attributable to non-controlling interest, which represents the interest of others in operating subsidiaries.

(3)	Non‑controlling interest recognized on business combinations, were measured at fair value for Business Services and Energy.

(4)	Non‑controlling interest recognized on business combinations, were measured at the proportionate share of fair value of the assets acquired and liabilities assumed for Industrial Operations.

Business Services
Fuel Holdings Limited ("Greenergy")
On May 10, 2017, the partnership acquired, together with institutional investors, an 85% interest in Greenergy, a U.K. road fuel business. The partnership's economic interest of 14% was acquired for consideration of $79 million attributable to the partnership. The partnership has an 85% voting interest in this business, which provides us with control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.

The contingent consideration contemplates potential earn outs based on reaching specific EBITDA targets over five years following closing, as well as achieving certain cash distribution and investment targets. Possible undiscounted earn outs payable ranges from $6 to $12 million. As of the acquisition date, the partnership has recorded contingent consideration of $11 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

Prior to closing the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $12 million, on closing. The partnership had elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net asset acquired.

Acquisition costs of $7 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $93 million was acquired, which represents the expected growth the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $1,917 million of revenue and $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $2,865 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.
On October 31, 2017, the partnership, through Greenergy, completed two separate tuck-in acquisitions, acquiring an 85% interest in Inver Energy, an Irish road fuel business, and an 85% interest in Canadian Operators Petroleum, for combined consideration of $10 million attributable to the partnership. On acquisition, the partnership, through Greenergy, had a 14% economic interest and an 85% voting interest each of these businesses, which provides the partnership with control over the businesses. Accordingly, the partnership, through Greenergy, consolidates these businesses for financial reporting purposes.
Acquisition costs of less than a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. Goodwill of $9 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $17 million of revenue and less than a million of net income attributable to the partnership from the two tuck-in acquisitions. If these acquisitions had been effective January 1, 2017, the partnership would have recorded revenue of approximately $92 million for the year ended December 31, 2017 and net income of less than a million attributable to the partnership for the year ended December 31, 2017.
Fuel Marketing
On July 17, 2017, together with institutional partners, the partnership acquired 213 retail gas stations and associated convenience kiosks ("fuel marketing business") across Canada for consideration of $110 million attributable to the partnership. On acquisition, the partnership had a 26% economic interest and a 100% voting interest in this business, which gives the partnership control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes.
The gas stations will be rebranded as Mobil as part of an agreement with Imperial Oil, marking the introduction of the Mobil fuel brand into Canada. The gas stations will continue to allow customers to collect points through an existing loyalty program. An intangible asset was recognized on acquisition for the loyalty program.
Prior to the closing of the acquisition, the partnership had entered into a cash flow hedge, which generated a gain of $3 million on closing. The partnership elected to recognize and accordingly, reclassify the associated gains from other comprehensive income to include them in the initial fair value of net assets acquired.
Acquisition costs of $4 million were expensed at the acquisition date and recorded as other expenses in the consolidated statement of operating results. Goodwill of $211 million was acquired, which represents the expected growth and synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $161 million of revenue and less than $2 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $353 million and net income of approximately $4 million attributable to the partnership for the year ended December 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

Other
On June 19, 2017, one of the partnership's subsidiaries acquired a real estate brokerage operation in Quebec, Canada for total consideration of approximately $9 million attributable to the partnership. On acquisition, the partnership had a 100% economic interest and a 100% voting interest in this business, which gives us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of less than $1 million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results.
Goodwill of $9 million was acquired, which represents the synergies the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from operations for the year ended December 31, 2017 includes $2 million of revenue and less than $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $7 million and net income of approximately $1 million attributable to the partnership for the year ended December 31, 2017.
Industrial Operations
BRK Ambiental
On April 25, 2017, the partnership acquired, together with institutional investors, a 70% interest in BRK Ambiental, a wastewater and industrial water treatment business in Brazil, which had a 12.5% voting interest in BRK Ambiental - Ativos Maduros S.A. (“OAMA”), an industrial water treatment business. OAMA is accounted for by BRK Ambiental using the equity method. Subsequently, on May 30, 2017, the partnership acquired, together with institutional investors, the remaining 87.5% voting interest in OAMA and began consolidating the businesses. On acquisition of BRK Ambiental, its 12.5% voting interest in OAMA was re-measured at fair value as part of the purchase price allocation. Given the brief duration of time between the two closing dates, no remeasurement gain or loss was recognized.
On acquisition of the businesses, the partnership had approximately a 27% economic interest, which combined with our voting interest, provides us with control over both BRK Ambiental and OAMA. Accordingly, the partnership consolidates the businesses for financial statement purposes. As at December 31, 2017, the partnership holds $35 million of the consideration in escrow, which will be released to the seller over the next five years on each anniversary date of closing. Acquisition costs of $11 million were expensed at the acquisition dates and recorded as other expenses on the consolidated statement of operating results. Goodwill of approximately $17 million was acquired, which represents the expected growth that the partnership expects to receive from the integration of the operations. Goodwill recognized is not deductible for income tax purposes.
The partnership’s results from the combined operations for the year ended December 31, 2017, includes $132 million of revenue and $5 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $199 million for the year ended December 31, 2017 and net income of approximately $17 million attributable to the partnership for the year ended December 31, 2017.
Energy
On November 5, 2017, one of the partnership's subsidiaries acquired a bundle of service and swabbing rig assets in Alberta, Canada for total consideration of approximately $12 million attributable to the partnership. On acquisition, the partnership had a 40% economic interest and a 73% voting interest in this business, which give us control over the business. Accordingly, the partnership consolidates this business for financial reporting purposes. Acquisition costs of a million were expensed at the acquisition date and recorded as other expenses on the consolidated statement of operating results. A bargain purchase gain of $7 million was recognized as the seller was motivated to exit the Canadian market.
The partnership’s results from operations for the year ended December 31, 2017 includes $3 million of revenue and $1 million of net income attributable to the partnership from the acquisition. If the acquisition had been effective January 1, 2017, the partnership would have recorded revenue of approximately $13 million for the year ended December 31, 2017 and net income of approximately $2 million attributable to the partnership for the year ended December 31, 2017.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 4.    FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.
The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2018:

(US$ MILLIONS)
MEASUREMENT BASIS	FVTPL	FVOCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$1,439	$1,439
Accounts receivable, net (current and non-current) (1)	45	—	4,410	4,455
Other assets (current and non-current) (2)	—	—	133	133
Financial assets (current and non-current) (3)	284	295	291	870
Total	$329	$295	$6,273	$6,897
Financial liabilities
Accounts payable and other (4)	$120	21	$3,982	$4,123
Borrowings (current and non-current)	—	—	4,385	4,385
Total	$120	$21	$8,367	$8,508
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $346 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $1,904 million.
Included in cash and cash equivalents as at March 31, 2018 is $584 million of cash (December 31, 2017: $556 million) and $855 million of cash equivalents (December 31, 2017: $550 million) which includes $632 million on deposit with Brookfield (December 31, 2017: $384 million), as described in Note 14.
The fair value of all financial assets and liabilities as at March 31, 2018 were consistent with carrying value with the exception of the promissory note receivable from Teekay Offshore Partners L.P. ("Teekay Offshore"), where fair value was $88 million (December 31, 2017: $88 million) versus a book value of $71 million (December 31, 2017: $70 million), and the Teekay Offshore warrants, where fair value was $41 million versus a book value of $32 million.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2017:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
MEASUREMENT BASIS	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
Financial assets
Cash and cash equivalents	$—	$—	$1,106	$1,106
Accounts receivable, net (current and non-current) (1)	50	—	4,312	4,362
Other assets (current and non-current) (2)	—	—	195	195
Financial assets (current and non-current) (3)	116	429	239	784
Total	$166	$429	$5,852	$6,447
Financial liabilities
Accounts payable and other (4)	$159	—	$3,766	$3,925
Borrowings (current and non-current)	—	—	3,265	3,265
Total	$159	$—	$7,031	$7,190
____________________________________

(1)	Accounts receivable recognized at fair value relates to our mining business.

(2)	Excludes prepayments and other assets of $314 million.

(3)	Refer to Hedging Activities in Note 4(a) below.

(4)	Excludes provisions, decommissioning liabilities, deferred revenue, work in progress, post-employment benefits and various taxes and duties of $1,713 million.

(a)Hedging activities
The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2018, unrealized pre-tax net gains of $34 million and (March 31, 2017: net losses of $31 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2018, there was an unrealized derivative asset balance of $27 million (December 31, 2017: $5 million) and derivative liability balance of $15 million (December 31, 2017: $27 million) relating to derivative contracts designated as net investment hedges.
The partnership uses commodity swap contracts to hedge the sale price of its gas contracts and foreign exchange contracts to hedge highly probable future transactions. A number of these contracts are designated as cash flow hedges. For the three months ended March 31, 2018, unrealized pre-tax net losses of $9 million (March 31, 2017: net gains of $17 million) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2018, there was an unrealized derivative asset balance of $26 million (December 31, 2017: $29 million) and derivative liability balance of $6 million (December 31, 2017: $nil) relating to the derivative contracts designated as cash flow hedges.
Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(b)Fair value hierarchical levels — financial instruments
Level 3 assets and liabilities measured at fair value on a recurring basis include $254 million (December 31, 2017: $257 million) of financial assets and $66 million (December 31, 2017: $64 million) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.
There were no transfers between levels during the three month period ended March 31, 2018. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2018 and December 31, 2017:

	March 31, 2018			December 31, 2017
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$232	$—	$—	$207	$—	$—
Accounts receivable	—	45	—	—	50	—
Loans and notes receivable	—	—	2	—	—	1
Derivative assets	7	86	32	15	66	34
Other financial assets	—	—	220	—	—	222
Total	$239	$131	$254	$222	$116	$257
Financial liabilities
Derivative liabilities	$12	$63	$—	$30	$65	$—
Other financial liabilities	—	—	66	—	—	64
Total	$12	$63	$66	$30	$65	$64

The following table presents the change in the balance of financial assets classified as Level 3 as at March 31, 2018:

(US$ MILLIONS)	March 31, 2018
Balance at beginning of year	$257
Fair value change recorded in net income	1
Fair value change recorded in other comprehensive income	(2)
Disposals	(2)
Balance at end of period	$254

(c)Offsetting of financial assets and liabilities
Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2018, $12 million gross, of financial assets (December 31, 2017: $21 million) and $11 million gross, of financial liabilities (December 31, 2017: $21 million) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 5.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Current
Marketable securities (1)	$231	$207
Restricted cash	123	68
Derivative contracts	91	75
Loans and notes receivable	49	11
Total current	$494	$361
Non-current
Marketable securities (1)	$1	$1
Restricted cash	12	11
Derivative contracts	34	7
Loans and notes receivable	109	150
Other financial assets (2)	220	254
Total non-current	$376	$423
____________________________________

(1)	During the three month period ended March 31, 2018, the partnership recognized $nil (March 31, 2017: $33 million) of net gains on disposition of marketable securities.

(2)	Other financial assets include secured debentures to homebuilding companies in our business services segment.
NOTE 6.    ACCOUNTS AND OTHER RECEIVABLE, NET

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Current, net	$3,587	$3,454
Non-current, net
Retainer on customer contract	105	197
Billing rights	763	711
Total Non-current, net	$868	$908
Total	$4,455	$4,362

The increase in accounts and other receivable, net from December 31, 2017 is primarily attributable to higher receivables in our graphite electrode manufacturing business and Greenergy as a result of increased pricing in both businesses during the three months ended March 31, 2018, partially offset by the reclassification of receivables in our infrastructure support products manufacturing operation to assets held for sale.
Billing rights represent unbilled rights arising at BRK Ambiental from revenue earned from the construction on public concessions contracts classified as financial assets, which are recognized when there is an unconditional right to receive cash or other financial assets from the concession authority for the construction services.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 7.    INVENTORY, NET

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Current
Raw materials and consumables	$146	$138
Fuel products (1)	691	612
Work in progress	100	94
RTFO certificates (2)	199	193
Finished goods other (3)	26	31
Carrying amount of inventories	$1,162	$1,068
____________________________________

(1)	Fuel products are traded in active markets and are purchased with a view to resale in the near future. As a result, stocks of fuel products are recorded at fair value based on quoted market prices.

(2)
$5 million of RTFO certificates (December 31, 2017: $60 million) are held for trading and recorded at fair value. There is no externally quoted marketplace for the valuation of RTFO certificates. In order to value these contracts, the partnership has adopted a pricing methodology combining both observable inputs based on market data and assumptions developed internally based on observable market activity.

(3)
Finished goods other is mainly composed of properties acquired in our real estate services business as well as some finished goods inventory in our industrial operations and construction services segments.

The increase in inventory from December 31, 2017 is primarily attributable to the higher inventory in Greenergy as a result of increased fuel prices compared to December 31, 2017.
NOTE 8.    ASSETS HELD FOR SALE

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Accounts receivable, net	$49	$—
Inventory	22	—
Property, plant and equipment	42	14
Equity accounted investments	75	—
Assets held for sale	$188	$14

Accounts payable and other	$21	$—
Liabilities associated with assets held for sale	$21	$—
Industrial Operations - Infrastructure support manufacturing
During the three month period ended March 31, 2018, our infrastructure support products manufacturing operation sold certain land and buildings for proceeds of $30 million and recorded a gain of $16 million. At March 31, 2018, our infrastructure support manufacturing operation classified certain assets and liabilities related to plants within the precast and drainage operations as held for sale. Management is actively seeking and negotiating with potential buyers and expects to complete the sale during the year ending December 31, 2018.
Business Services - Real estate brokerage services
During the three month period ended March 31, 2018, the partnership received a notification from Berkshire Hathaway of the intention to exercise their one-way call option to acquire 33% of the partnership's interest in the joint venture of the real estate brokerage services business. At March 31, 2018, the interest in the joint venture was classified as held for sale.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 9.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Current
Work in progress (1)	$133	$195
Prepayments and other assets	260	235
Total current	$393	$430
Non-current
Prepayments and other assets	$86	$79
Total non-current	$86	$79
____________________________________

(1)	See Note 12 for additional information.
NOTE 10.    EQUITY ACCOUNTED INVESTMENTS

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Balance at beginning of year	$609	$166
Adoption of new accounting standard	(7)	—
Acquisitions through business combinations (1)	—	231
Additions	8	208
Share of net income	17	69
Share of other comprehensive income/(loss)	(2)	(5)
Distributions received	(21)	(59)
Foreign currency translation	1	(1)
Reclassification to assets held for sale (2)	(75)	—
Balance at end of period	$530	$609
____________________________________

(1)	See Note 3 for additional information.

(2)	See Note 8 for additional information.
On January 23, 2018, together with institutional partners, we closed our transaction with Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three gaming facilities in the Greater Toronto Area for a minimum period of 22 years. The acquisition of our gaming operations resulted in an addition of $8 million to equity accounted investments from December 31, 2017.
For the three month period ended March 31, 2018, the partnership received total distributions from equity accounted investments of $21 million, including a distribution of $15 million from our equity accounted investment within our energy segment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 11.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Current:
Accounts payable	$1,402	$1,451
Accrued and other liabilities (1) (2)	3,219	2,992
Work in progress (3)	579	341
Provisions and decommissioning liabilities	55	81
Total current	$5,255	$4,865
Non-current:
Accounts payable	$100	$113
Accrued and other liabilities (2)	451	435
Work in progress (3)	86	86
Provisions and decommissioning liabilities	135	139
Total non-current	$772	$773
____________________________________

(1)	Includes bank overdrafts of $791 million as at March 31, 2018 (December 31, 2017: $581 million).

(2)
Includes a defined benefit pension obligation of $37 million ($1 million current and $36 million non-current) and a post-retirement benefit obligation of $28 million ($2 million current and $26 million non-current) as at March 31, 2018.

(3)	See Note 12 for additional information.

The increase in accounts payable and other from December 31, 2017 is primarily attributable to higher work in progress liabilities in our construction services business, as well higher bank overdrafts at Greenergy to fund working capital.
NOTE 12.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Contract costs incurred to date	$12,704	$12,129
Profit recognized to date (less recognized losses)	230	558
	12,934	12,687
Less: progress billings	(13,466)	(12,919)
Contract work in progress (liability)	$(532)	$(232)
Comprising:
Amounts due from customers — work in progress (current)	$133	$195
Amounts due to customers — creditors (current / non-current)	(665)	(427)
Net work in progress	$(532)	$(232)
NOTE 13.    BORROWINGS
Total current and non-current borrowings as at March 31, 2018 were $4,385 million (December 31, 2017: $3,265 million). The increase of $1,120 million compared to December 31, 2017 is primarily attributable to a $1,500 million senior secured term loan put in place within our graphite electrode manufacturing business, of which $358 million was used to repay existing debt. On repayment, a $5 million prepayment premium and accelerated accretion of $19 million were incurred and recorded as interest expense in the unaudited interim condensed consolidated statements of operating results during the three month period ended March 31, 2018.
Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

As described in Note 14, the partnership has in place, as at March 31, 2018, a credit agreement with Brookfield ("Brookfield Credit Agreement") for a three-year revolving credit facility, with variable interest rates, that permits borrowings of up to $500 million for purposes of funding acquisitions and investments. As at March 31, 2018, the credit facility under the Brookfield Credit Agreement remains undrawn.
As at March 31, 2018, the partnership also has a $250 million unsecured bilateral credit facility with a group of banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility had a two-year term, with a one year extension and will be used for general corporate purposes. The credit facility's maturity date was amended and extended by one year to 2019, effective August 2017. As at March 31, 2018, the facility remains undrawn and the partnership was in compliance with all covenants. Subsequent to March 31, 2018, the credit facility was amended and restated through which it was increased by $325 million to an aggregate credit facility of $575 million, spread across an expanded group of banks. This amended credit facility is available in Euros, Sterling or Australian dollars, in addition to U.S. or Canadian dollars. Advances under this amended credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. As part of the most recent amendment of the credit facility, the maturity date was extended by another two years to 2021.
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.
NOTE 14.    RELATED PARTY TRANSACTIONS
In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

(a)	Transactions with the parent company
As at March 31, 2018, $nil (December 31, 2017: $nil) was drawn on the credit facilities under the Brookfield Credit Agreements.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2018, the amount of the deposit was $632 million (December 31, 2017: $384 million) and was included in cash and cash equivalents. For the three months ended March 31, 2018, the partnership earned interest income of $3 million (March 31, 2017: $2 million) on these deposits.
The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three month period ended March 31, 2018 was $13 million (March 31, 2017: $6 million).
In its capacity as the holder of the special limited partner (“Special LP”) units of Holding LP, Brookfield is entitled to incentive distribution rights. The incentive distribution for the three months ended March 31, 2018 was $143 million (March 31, 2017: $nil).
The partnership previously entered into a number of hedges of net investments in foreign operations with Brookfield, all of which were settled as at December 31, 2017. For the three month period ended March 31, 2018, unrealized losses of $nil (March 31, 2017: $14 million loss) and realized losses of $nil (March 31, 2017: $6 million loss), respectively, were recorded.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

In addition, at the time of spin-off, the partnership entered into indemnity agreements with Brookfield that relate to certain projects in certain regions that were in place prior to the spin-off. Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.

(b)	Other
The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended
(US$ MILLIONS)	March 31, 2018	March 31, 2017
Transactions during the period:
Construction revenues	$102	$78

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Balances at end of period:
Accounts receivable	$50	$64
Accounts payable and other	$187	$106
NOTE 15.    DERIVATIVE FINANCIAL INSTRUMENTS
The partnership's activities expose it to a variety of financial risks, including market risk (currency risk, interest rate risk, commodity risk and other price risks), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.
The aggregate notional amounts of the partnership's derivative positions were as follows as at:

(US$ MILLIONS)	March 31, 2018	December 31, 2017
Total foreign exchange contracts (1)	$1,614	$1,243
____________________________________

(1)	Notional amounts are presented on a net basis for those derivative instruments that are offset.
The increase in the notional amounts of the foreign exchange contracts is primarily attributable to an increase in the notional amounts of net investment hedges covering our facilities management business, construction services business, and energy business.
NOTE 16.    EQUITY
For the three month period ended March 31, 2018, the partnership distributed dividends to limited partner, general partner and redemption-exchange unitholders of $8 million or approximately $0.0625 per partnership unit (March 31, 2017: $7 million). For the three month period ended March 31, 2018, the partnership distributed to others who have interests in the operating subsidiaries $741 million, resulting from the dividend received from our graphite electrode manufacturing business (March 31, 2017: $223 million).
There was no change in the number of units issued and outstanding during the three month period ended March 31, 2018.

(a)	Earnings per limited partner unit
Net loss attributable to limited partnership unitholders was $35 million for the three month period ended March 31, 2018. The weighted average number of limited partnership units was 66 million for the three month period ended March 31, 2018 (March 31, 2017: 52 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

(b)	Incentive distribution to Special Limited Partnership Units

In its capacity as the holder of the special limited partnership units of Holding LP, Brookfield is entitled to incentive distribution rights which are based on a 20% increase in the unit price of the partnership over an initial threshold based on the volume-weighted average price of the units, subject to a high water mark. A distribution of $143 million (March 31, 2017: $nil) was declared during the three month period ended March 31, 2018. The threshold was reset to $36.72/unit.
NOTE 17.    ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

(a)	Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(111)	$6	$(7)	$(112)
Other comprehensive income (loss)	(13)	3	2	(8)
Balance as at March 31, 2018	$(124)	$9	$(5)	$(120)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	17	(3)	(7)	7
Balance as at March 31, 2017	$(131)	$1	$(4)	$(134)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(b)	Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	FVOCI	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2018	$(165)	$4	$(4)	$(165)
Other comprehensive income (loss)	(11)	2	2	(7)
Balance as at March 31, 2018	$(176)	$6	$(2)	$(172)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other (1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	18	(3)	(7)	8
Balance as at March 31, 2017	$(187)	$(1)	$(1)	$(189)
____________________________________

(1)	Represents net investment hedges, cash flow hedges and other reserves.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 18.    DIRECT OPERATING COSTS
The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company or its subsidiaries, which provides management services under the master services agreement with Brookfield.
Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three months ended March 31, 2018, and March 31, 2017 by nature:

	Three Months Ended
(US$ MILLIONS)	March 31, 2018	March 31, 2017
Cost of sales	$7,176	$1,514
Compensation	454	354
Property taxes, sales taxes and other	19	6
Total	$7,649	$1,874
Inventories recognized as expenses during the three month period ended March 31, 2018 amounted to $4,641 million (March 31, 2017: $178 million).
NOTE 19.    SEGMENT INFORMATION
Our operations are organized into five operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.
Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.
Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

	Three Months Ended March 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$6,304	$1,043	$747	$97	$3	$8,194
Direct operating costs	(6,214)	(1,020)	(353)	(60)	(2)	(7,649)
General and administrative expenses	(57)	(10)	(30)	(5)	(16)	(118)
Equity accounted Company EBITDA (3)	8	—	5	46	—	59
Company EBITDA attributable to others (4)	(25)	—	(250)	(20)	—	(295)
Company EBITDA (1)	16	13	119	58	(15)	191
Realized disposition gain/(loss), net	—	—	16	—	—	16
Interest expense	(19)	—	(59)	(8)	—	(86)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investment (3)	—	—	(1)	(18)	—	(19)
Current income taxes	(4)	(4)	(20)	—	—	(28)
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	15	—	43	6	—	64
Company FFO (1)	8	9	98	38	(15)	138
Depreciation and amortization expense (2)						(106)
Impairment expense, net						—
Other income (expense), net						(14)
Deferred income taxes						(10)
Non-cash items attributable to equity accounted investments (3)						(23)
Non-cash items attributable to others (4)						89
Net income (loss) attributable to unitholders (1)						$74
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2018, depreciation and amortization by segment is as follows: Business Services $28 million, Construction Services $5 million, Industrial Operations $53 million, Energy $20 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $17 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $142 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

	Three Months Ended March 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Revenues	$616	$1,016	$231	$69	$2	$1,934
Direct operating costs	(583)	(1,020)	(219)	(51)	(1)	(1,874)
General and administrative expenses	(23)	(11)	(15)	(4)	(9)	(62)
Equity accounted Company EBITDA (3)	4	—	—	14	—	18
Company EBITDA attributable to others (4)	(14)	1	2	(12)	—	(23)
Company EBITDA (1)	—	(14)	(1)	16	(8)	(7)
Realized disposition gain	5	2	229	36	—	272
Interest expense	(4)	—	(9)	(6)	—	(19)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments (3)	—	—	—	(1)	—	(1)
Current income taxes	—	10	(8)	(1)	3	4
Company FFO attributable to others (net of Company EBITDA attributable to others) (4)	3	(1)	(132)	(24)	—	(154)
Company FFO (1)	4	(3)	79	20	(5)	95
Depreciation and amortization expense (2)						(65)
Impairment expense, net						(7)
Other income (expense), net						14
Deferred income taxes						(4)
Non-cash items attributable to equity accounted investments (3)						(7)
Non-cash items attributable to others (4)						40
Net income (loss) attributable to unitholders (1)						$66
____________________________________

(1)
Company EBITDA, Company FFO and net income attributable to unitholders include Company EBITDA, Company FFO, and net income attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders and special limited partnership unitholders.

(2)
For the three month period ended March 31, 2017, depreciation and amortization by segment is as follows; Business Services $9 million, Construction Services $5 million, Industrial Operations $25 million, Energy $26 million, and Corporate and Other $nil.

(3)	The sum of these amounts equates to equity accounted income of $10 million.

(4)	Total cash and non-cash items attributable to the interest of others equals net gain of $137 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

Segment Assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of the partnership's assets by reportable operating segment as at March 31, 2018 and December 31, 2017:

	As at March 31, 2018
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$5,411	$2,598	$6,071	$1,668	$646	$16,394

	As at December 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
Total assets	$5,246	$2,653	$5,839	$1,671	$395	$15,804
NOTE 20.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
(US$ MILLIONS)	March 31, 2018	March 31, 2017
Interest paid	$42	$15
Income taxes paid	$10	$1
Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.
Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended
(US$ MILLIONS)	March 31, 2018	March 31, 2017
Accounts receivable	$(290)	$(79)
Inventory	(110)	—
Prepayments and other	(26)	25
Accounts payable and other	198	129
Changes in non-cash working capital, net	$(228)	$75

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2018 and December 31, 2017 and for the three months ended
March 31, 2018 and 2017

NOTE 21.    SUBSEQUENT EVENTS

(a)	Distribution
On May 4, 2018, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 29, 2018 to unitholders of record as at the close of business on May 31, 2018.

(b)	Initial public offering ("IPO")
In April 2018, our graphite electrode manufacturing business, GrafTech, completed an IPO, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share. The offering generated gross proceeds of $571 million, or $197 million attributable to unitholders.

(c)	Disposition of joint venture
On April 30, 2018, Berkshire Hathaway exercised their one-way call option to acquire our 33% ownership interest in the joint venture of our real estate brokerage services business for proceeds of approximately $130 million before tax.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Introduction
This management's discussion and analysis of our operating results and financial condition, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of the partnership as at March 31, 2018 and December 31, 2017, and results of operations for the three month period ended March 31, 2018 and 2017. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2018 and December 31, 2017, and for the three month period ended March 31, 2018 and March 31, 2017, or the interim financial statements. This MD&A was prepared as of May 11, 2018. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.
In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to rules and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.
Forward-Looking Statements
This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "estimate", "expect", "intend", "plan", "potential", "seek", "target", "project", "forecast", "likely", or negative versions of thereof and other comparable terminology, or future or conditional verbs such as "may", "will", "should", "would", and "could".
The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

•	changes in the general economy;

•	general economic and business conditions that could impact our ability to access capital markets and credit markets;

•	the cyclical nature of most of our operations;

•	exploration and development may not result in commercially productive assets;

•	actions of competitors;

•	foreign currency risk;

•	our ability to complete previously announced acquisitions or other transactions, on the timeframe contemplated or at all;

•	risks associated with, and our ability to derive fully anticipated benefits from, future or existing acquisitions, joint ventures, investments or dispositions;

•	actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

•	risks commonly associated with a separation of economic interest from control;

•	failure to maintain effective internal controls;

•	actions or potential actions that could be taken by our parent company, or its subsidiaries (other than the partnership);

•	the departure of some or all of Brookfield's key professionals;

•	pending or threatened litigation;

•	changes to legislation and regulations;

•	possible environmental liabilities and other contingent liabilities;

•	our ability to obtain adequate insurance at commercially reasonable rates;

•	our financial condition and liquidity;

•	alternative technologies could impact the demand for, or use of, the businesses and assets that we own and operate and could impair or eliminate the competitive advantage of our businesses and assets;

•	downgrading of credit ratings and adverse conditions in the credit markets;

•	changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

•	the impact of the potential break-up of political-economic unions (or the departure of a union member);

•	the general volatility of the capital markets and the market price of our limited partnership units; and

•	other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".

1

Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.
Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".
Continuity of Interests
On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partnership units, or GP Units, of the partnership (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or Holding LP, representing an approximate 52% limited partnership interest in Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at March 31, 2018, Brookfield holds an approximate 68% ownership interest in the partnership on a fully exchanged basis. Holders of the GP Units, LP Units, Special LP Units, and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "unitholders". The LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one LP unit multiplied by the number of Redemption-Exchange Units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.
Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.
Basis of Presentation
The interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2017, or the annual financial statements, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual financial statements as at and for the year ended December 31, 2017 are disclosed in Note 2 of the annual financial statements, to which reference should be made in reading the interim financial statements. All defined terms are also described in the annual consolidated financial statements. The interim financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The interim financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.
We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are: (i) business services, (ii) construction services, (iii) industrial operations, (iv) energy, and (v) corporate and other.

2

Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars. Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", British Pounds are identified as "£", and Canadian Dollars are identified as "C$".
Overview of our Business
The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.
We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States, Brazil and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.
Operating Segments
We have five operating segments which are organized based on how management views business activities within particular sectors:

i.	Business services, including facilities management, road fuel distribution and marketing, residential real estate services, logistics, gaming, and financial advisory services;

ii.	Construction services, which include construction management and contracting services;

iii.	Industrial operations, including select manufacturing, mining, and distribution operations;

iv.	Energy, including oil and gas production, marine energy services, and related businesses; and

v.	Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.
The charts below provide a breakdown by operating segment of total assets of $16.4 billion as at March 31, 2018 and of total revenues of $8.2 billion for the three months ended March 31, 2018.

3

Business Services
Our business services principally provide services relating to facilities management, road fuel distribution and marketing, residential real estate, logistics, gaming, and financial advisory.
Our facilities management business provides design and project management, professional services and strategic workplace consulting to customers from sectors that range from government, military, financial institutions, utilities, industrial and corporate offices. We seek to provide a cost effective outsourcing alternative for integrated facilities management ("IFM") services to our customers by leveraging our scale, expertise and self-perform capabilities. We believe that we are differentiated from our competitors as a result of 20 years of developed best practices in our core competency of being a "hard facilities management" provider via our mobile fleet of technicians and in-house expertise and our integrated technology platform that allows customers to obtain real time insight into all aspects of their facilities. Our IFM business benefits from high retention rates, which we believe demonstrates our ability to add value to our customers.
The majority of our revenue in this segment is generated from our road fuel storage and distribution business ("Greenergy"). We are a provider of road fuel distribution in the United Kingdom with significant import and storage infrastructure, an extensive distribution network, and long-term diversified customer relationships. Included in the revenue and direct operating costs for this business is a duty payable to the government of the United Kingdom which is recorded gross within revenues and direct costs, without impact on the margin generated by the business. In addition, our fuel marketing business has strong customer loyalty through the PC Optimum loyalty program and will build brand recognition through the implementation of the Mobil brand in Canada to one of the largest gas station networks in Canada, with 213 retail gas stations and associated convenience kiosks.
We provide services to residential real estate brokers through franchise arrangements under a number of brands in Canada, including the nationally recognized brand Royal Lepage, and in the United States through a joint venture with Berkshire Hathaway, operating under the brand name Berkshire Hathaway HomeServices, which was established in 2012. We also directly operate residential brokerages in select cities in Canada and provide valuations and related analytic services to financial institutions in Canada.
We are a full service provider of relocation and related consulting services to individuals, institutions, and governments on a global basis. With offices in Asia, Europe, North America and South America, we have the expertise and resources to provide globally integrated, customizable services to our clients. Client contracts are typically executed for three to five year terms. We identify opportunities from different sources, including through relationships with current and former clients, subscriber services, suppliers and other partners within the industry and through internal business development. With the number of suppliers involved in an employee's relocation or assignment, effective supply chain management is crucial to the overall success of a company's mobility program. We maintain a network of independent suppliers that enables us to support our clients and their transferred employees around the world. Our dedicated supply chain management team is focused on supplier selection, training and performance and handles the screening, selection, monitoring and managing of our supplier network.
In partnership with a leading Canadian gaming operator, we operate three gaming facilities in the Greater Toronto Area.  Currently these facilities have a combined total of over 4,000 slot machines, 60 table games and employ more than 2,200 staff.  Through a long-term contract with the Ontario Lottery and Gaming Corporation, we have the exclusive right to operate these facilities for a minimum period of 22 years.  Through our partnership, we have undertaken an ambitious growth strategy where we plan to enhance the guest experience and transform each of these sites into attractive, premier entertainment destinations.  This modernization and development is intended to include enhanced gaming offerings and integrated property expansions that will incorporate leading world-class amenities such as hotels, meeting and event facilities, performance venues, restaurants and retail shopping.
Our financial advisory services business provides merger and acquisition advisory, debt placement, project finance, asset brokerage and structured transaction services with expertise in real assets, particularly property, power and infrastructure. We operate on a global basis with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.
Some of our business services activities are seasonal in nature and are affected by the general level of economic activity and related volume of services purchased by our clients.

4

Construction Services
Our construction services business is a global contractor with a focus on high-quality construction, primarily on large-scale, complex buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are subcontracted to reputable specialists whose obligations mirror those contained within our main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-contractors employed by either the client or ourselves. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.
Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.
The construction industry is cyclical in nature due to changes in general economic conditions and economic growth, both globally and in the regions where we primarily operate, which may result in variability in our revenue due to changes in the level of work in a specific period. Our projects are typically large, multi-year developments which may lead to fluctuations in revenue, depending on the level of work completed during a period. As a global contractor, a large portion of construction revenues and costs are earned and incurred in Australia and Europe, and accordingly are impacted by fluctuations in the Australian Dollar and British Pound, respectively.
Industrial Operations
Our industrial operations segment includes manufacturing, mining, and distribution activities in a variety of businesses.
We own a controlling stake in the largest private water company in Brazil ("BRK Ambiental"). BRK Ambiental provides water and sewage services, including collection, treatment and distribution, to a broad range of residential, industrial, commercial and governmental customers through long-term, inflation-adjusted concession, Public Private Partnerships ("PPP") and take-or pay contracts throughout Brazil. We believe the business can capture a growing share of the water and sewage improvements planned in Brazil over the next two decades, enabling the deployment of significant additional capital with stable, attractive risk-adjusted returns. To date, we have been focused on improving the operational capabilities of the company and sharpening its capital allocation process. Our long-term approach to creating value at BRK Ambiental involves re-establishing the business as the preferred partner to municipalities and accelerating growth by executing on the embedded growth in our existing operations and acquiring new contracts in Brazil.
Our industrial operations segment also includes a manufacturer of graphite electrodes, and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces (“EAF”) in mini-mill steel making and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital-intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We have streamlined our processes with shorter lead times, lower costs, higher quality products and superior service. Since 2016, the EAF steel market has rebounded strongly and resumed its historical long-term growth trajectory. This revival in EAF steel production has resulted in increased demand for our graphite electrodes. This increased demand, along with structural reductions in supply, have contributed to recent record high prices of graphite electrodes allowing us to generate strong profits and cash flows. Subsequent to quarter-end, our graphite electrode manufacturing business completed an initial public offering, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share. The offering generated gross proceeds of $571 million, or $197 million attributable to unitholders.
In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act (Canada). Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products, such as steps, paving stones and utility

5

vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.
In addition, we hold interests in specialty metal and aggregates mining operations in Canada. The mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As at May 29, 2017, the LDI mine had an estimated 38.5 million tonnes total proven and probable reserves with an average grade of 2.25 g/t palladium. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management’s best estimate. Reclamation costs are secured by a letter of credit and estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.
Energy
Our energy business is comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Additionally, our energy business includes energy-related service operations in Canada, the North Sea and Brazil.
Our Canadian properties produce approximately 44,000 barrels of oil equivalent per day, or BOE/D, all of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of oil and gas is recognized at a point in time when title and control of the product passes to an external party, based on volumes delivered and contractual delivery points and prices. Revenue for the production in which the partnership has an interest with other producers is recognized based on the partnership’s working interest. Revenue is measured net of royalties to reflect the deduction for other parties’ proportionate share of the revenue. Revenue from the rendering of services is recognized at a point in time when significant rights and obligations of ownership pass and title and control is transferred.
Our Western Australian properties were acquired in June 2015 and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 50,000 BOE/D, and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices; however, for our natural gas production we aim to enter into long-term contracts and have hedged our shorter life conventional oil production through to the end of 2019. As at March 31, 2018, we had 111 million barrels of oil equivalent, or MMBOE of total company oil and gas reserves (not the partnership's net equity interest) under long-term contracts or financially hedged.
We have an equity interest in Teekay Offshore Partners L.P. ("Teekay Offshore"), a marine energy services business. We, in conjunction with institutional investors, own 60% of the L.P. units of Teekay Offshore, and the partnership share is 25%. Our revenue is based on contracts with customers and are fee-based which is recognized on a straight-line basis daily over the term of the contracts. As a fee-based business focused on critical services, the business has limited direct commodity exposure and has a substantial portfolio of medium to long-term, fixed-rate contracts with high quality, primarily investment grade counterparties.
In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long-term liability.
Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.

6

Corporate and Other
Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.
Developments in Our Business
Below are the key events in the development of our business since December 31, 2017:
On January 4, 2018, together with institutional partners, we entered into a definitive agreement to acquire 100% of Westinghouse Electric Company (“Westinghouse”) for an initial purchase price of approximately $4.6 billion, expected to be funded with approximately $1 billion of equity, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. Closing of the transaction remains subject to bankruptcy court approval and customary closing conditions are expected to occur in the third quarter of 2018. Prior to or following closing, a portion of our investment may be syndicated to other institutional investors.
On January 5, 2018, together with institutional partners, we reached a definitive agreement to acquire a controlling interest in the Schoeller Allibert Group B.V. (“Schoeller Allibert”) for a purchase price of approximately €205 million. The founding Schoeller family will continue to hold the remaining interest in Schoeller Allibert. Closing of the transaction remains subject to customary closing conditions and are anticipated to be in the second quarter of 2018. Prior to or following closing, a portion of our investment may be syndicated to other institutional investors.
On January 23, 2018, together with institutional partners, we closed our transaction with Ontario Lottery and Gaming Corporation, in partnership with our gaming partner, to operate and manage three gaming facilities in the Greater Toronto Area ("GTA Gaming Operations") for a minimum period of 22 years. Our share of the equity investment attributable to unitholders was approximately C$8 million for an approximate 13% ownership interest in the business.
On February 15, 2018, our graphite electrode manufacturing business obtained $1.5 billion of senior secured term loan financing and used approximately $400 million of the proceeds to pay down existing debt and distributed the balance of approximately $1.1 billion to its shareholders. Our share of the distribution was approximately $380 million. Recently, there have been significant developments at the business which positioned the business for materially improved financial and operational results. We executed on our operational improvement strategy realizing annualized savings and completed a long-term contracting initiative, executing 3 to 5 year take or pay contracts, for between 60% to 65% of our production capacity, at a weighted average selling price of $9,700/MT.
Subsequent to quarter-end, our graphite electrode manufacturing business, GrafTech, completed an initial public offering, including a partial exercise by the underwriters of the over-allotment option for approximately 13% of the company at $15 per share. The offering generated gross proceeds of $571 million, or $197 million attributable to unitholders.
Subsequent to quarter-end, Berkshire Hathaway exercised their one-way call option to acquire our 33% ownership interest in the joint venture of our real estate brokerage services business for proceeds of approximately $130 million before tax.
Outlook
We have had a busy start to the year, closing the acquisition of our GTA Gaming Operations and working towards the closing of Westinghouse and Schoeller Allibert. These acquisitions diversify our business by industry and region and have the potential to create meaningful value for the partnership. Overall, our business operations are progressing well. For the first quarter, we reported improved results in all of our segments; a result of our efforts to build and strengthen the business with acquisitions of high quality operations and performance improvements at several of our operations.

As we have demonstrated over the last year, our strategy is to grow by acquiring high quality businesses for value and improving the operations of new and existing operations.
As mentioned above, we reached a definitive agreement to acquire Westinghouse, for a purchase price of approximately $4.6 billion. Westinghouse is a U.S.-based company that is among the world’s leading suppliers of infrastructure services to nuclear power generating facilities, providing engineering, maintenance, facilities management and repair services to its global customer base. Westinghouse does not own or operate nuclear electricity generation facilities and most of its profit is generated from regularly scheduled services provided under long-term contracts. The company has exited its unsuccessful construction business, which had forced it to seek bankruptcy protection in 2017.
We have been working through the regulatory approval process and bankruptcy court procedures necessary to close this transaction. In March, we received court approval for the amended plan of reorganization, a significant milestone toward our

7

acquisition of Westinghouse. We expect to close during the third quarter and as we do with all our acquisitions, we are crafting a detailed transition plan to ensure a smooth transition of ownership.
As mentioned above, we reached a definitive agreement to acquire a controlling interest in Schoeller Allibert for total consideration of approximately €205 million with the minority interest held by the Schoeller Family. Brookfield Business Partners will fund up to approximately €40 million of the equity on closing using existing liquidity. Prior to or following closing, a portion of Brookfield Business Partners' investment may be syndicated to other institutional investors. As one of Europe’s largest manufacturers of returnable plastic packaging systems, Schoeller Allibert has a strong competitive position serving a diverse customer base and we believe our global platform will help drive value and grow the business. We expect to close this acquisition during the second quarter of 2018.
At the end of the first quarter our liquidity was approximately $1.4 billion. In April, we increased our revolving unsecured credit facilities by $325 million to an aggregate of $575 million, increasing our overall liquidity to approximately $1.7 billion. We expect to use the liquidity to primarily fund announced transactions and future growth opportunities. At the corporate level, our credit facilities remain undrawn.
The opportunities for our partnership to increase cash flows through acquisitions and organic growth are based on assumptions about our business and markets that management believes are reasonable in the circumstances. There can be no assurance as to growth in our cash flows, or capital deployed for acquisitions or organic growth. See the “Forward-Looking Statements" section included in this MD&A.

8

Unaudited Interim Condensed Consolidated Results of Operations
Comparison of the Three Months Ended March 31, 2018 and 2017
The table below summarizes our results of operations for the three months ended March 31, 2018 and 2017. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended March 31,

(US$ Millions), except per unit amounts	2018	2017
Revenues	$8,194	$1,934
Direct operating costs	(7,649)	(1,874)
General and administrative expenses	(118)	(62)
Depreciation and amortization expense	(106)	(65)
Interest expense	(86)	(19)
Equity accounted income, net	17	10
Impairment expense, net	—	(7)
Gain (loss) on acquisitions/dispositions, net	16	272
Other (expenses) income, net	(14)	14
Income (loss) before income tax	254	203
Current income tax (expense) recovery	(28)	4
Deferred income tax (expense) recovery	(10)	(4)
Net income (loss)	$216	$203
Attributable to:
Limited partners	$(35)	$32
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management	(34)	34
Special limited partners	143	—
Interest of others in operating subsidiaries	142	137
Net income (loss)	$216	$203
Basic and diluted earnings per limited partner unit (1) (2)	$(0.53)	$0.61
____________________________________

(1)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2018 and 2017 was 129.3 million and 108.0 million, respectively.

(2)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended March 31, 2018.

For the three months ended March 31, 2018, we reported net income of $216 million, with $74 million of net income attributable to unitholders. This compares to net income of $203 million, with $66 million of net income attributable to unitholders, for the three months ended March 31, 2017. The increase in net income was primarily due to the stronger pricing and operational performance at our graphite electrode manufacturing business, the additional project margins in Australia and Europe from our construction services business, and the incremental contribution from the 2017 acquisition of our marine energy services business. The increase was partially offset by the incremental depreciation and amortization expense from the 2017 acquisitions of BRK Ambiental and Greenergy, the higher tax expense at our graphite electrode manufacturing business, as well as the net gain realized on the disposition of our bath and shower products manufacturing business in the same period in the prior year.
Revenue
For the three months ended March 31, 2018, revenue increased by $6,260 million, to $8,194 million, compared to $1,934 million during the three months ended March 31, 2017. The increase in revenues was primarily due to the acquisition of Greenergy during the second quarter of 2017. Included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K. The duty is considered a production cost, rather than a sales tax, as Greenergy is obligated for the tax and passes this cost to the customer; this flow through duty amount is recorded gross within revenues and direct costs without impact on the

9

margin generated by the business. In addition, stronger pricing at our graphite electrode manufacturing business and the acquisitions of BRK Ambiental in April 2017 and our fuel marketing business in July 2017 contributed to the increase in revenues.
Direct Operating Costs
For the three months ended March 31, 2018, direct operating costs increased by $5,775 million, to $7,649 million from the same period in the prior year. The increase in direct operating costs is primarily related to the acquisition of Greenergy during the second quarter of 2017. As noted, included in the revenue and direct operating costs for Greenergy is duty payable to the government of the U.K, which are recorded gross within revenues and direct costs without impact on the margin generated by the business. In addition, the acquisitions of BRK Ambiental in April 2017 and our fuel marketing business in July 2017 both contributed to the increase in direct operating costs in the current quarter.
General and Administrative Expenses
For the three months ended March 31, 2018, general and administrative, or G&A, expenses increased by $56 million to $118 million from $62 million from the same period in the prior year. G&A expenses increased due to the acquisitions of BRK Ambiental, Greenergy, and our fuel marketing business in 2017, which contributed a total of $39 million to G&A expenses for the three months ended March 31, 2018. In addition, management fees increased due to the growth in the partnership's total capitalization relative to the prior period.
Depreciation and Amortization Expense
Depreciation and amortization, or D&A, expense includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A expense is from our industrial operations and energy segments. The D&A expense from our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations and our water distribution, collection and treatment operation. The D&A expense in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.
For the three months ended March 31, 2018, D&A expense increased by $41 million compared to the same period ended March 31, 2017. The increase in D&A expense was mainly due to the acquisitions of BRK Ambiental and Greenergy during the second quarter of 2017, as well as the acquisition of our fuel marketing business during the third quarter of 2017.
Interest Expense
For the three months ended March 31, 2018, interest expense increased by $67 million when compared to the three months ended March 31, 2017. The increase was primarily due to the inclusion of the incremental borrowing costs related to BRK Ambiental, Greenergy, and our fuel marketing business, all of which were acquired in 2017. In addition, the increase was due to the additional interest expense at our graphite electrode manufacturing business as a result of a senior secured term loan facility and revolving credit facility put in place in February 2018 which increased borrowings at the operations by approximately $1,150 million.
Equity Accounted Income, net
For the three months ended March 31, 2018, equity accounted income increased by $7 million relative to the same period in the prior year. The increase was primarily due to the inclusion of the operating results from our marine energy services business, which we acquired during the third quarter of 2017, and our gaming operations, which we acquired during the current quarter.
Impairment Expense, net
For the three months ended March 31, 2018, there was no impairment expense. For the three months ended March 31, 2017, the impairment expense was $7 million which related to the reduction in value of assets held for sale within our graphite electrode manufacturing business.
Gains on Acquisitions/Dispositions, net
For the three months ended March 31, 2018, we recorded a net gain on disposition of $16 million, which was related to the gain recognized on the sale of a business unit in our infrastructure support products manufacturing operation. For the three months ended March 31, 2017, we recorded a net gain on disposition of $272 million which was primarily from the disposition of our bath and shower products manufacturing business and investment securities held in our energy segment.

10

Other Income (Expenses), net
For the three months ended March 31, 2018, other expenses of $14 million were primarily related to fair value movements on hedges in our Canadian energy operations and in our corporate segment. For the three months ended March 31, 2017, other income of $14 million primarily related to an unrealized gain on a hedge position in our Canadian energy operations, partially offset by a loss on revaluation of an investment security within our energy segment.
Income Tax Expense (Recovery)
For the three months ended March 31, 2018, the current income tax expense and deferred income tax expense were $28 million and $10 million, respectively, compared to a $4 million current income tax recovery and a $4 million deferred income tax expense for the same period in 2017. The increase in total tax expense to $38 million for the three months ended March 31, 2018 compared to a total tax expense of $nil for the three months ended March 31, 2017, was primarily attributable to higher taxable income for the three months ended March 31, 2018, mostly in our graphite electrode manufacturing business. A portion of the income earned during the three months ended March 31, 2017 resulted from the capital gain incurred on the sale of an investment in our industrial operations segment subject to a 50% inclusion rate and income attributable to non-controlling interest.
Our effective tax rate for the three months ended March 31, 2018 was 15%, while our composite income tax rate was 27%. We operate in countries with different tax rates, most of which vary from our domestic statutory tax rate. Differences in global tax rates gave rise to a 17% reduction in our effective tax rate. The difference will vary from period to period depending on the relative proportion of income in each country.

11

Summary of Results
Quarterly Results
Total revenues and net income (loss) for the eight most recent quarters were as follows:

(US$ Millions), except per unit amounts	2018	2017				2016
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Three months ended
Revenues	$8,194	$8,379	$7,640	$4,870	$1,934	$2,232	$2,043	$2,008
Direct operating costs	(7,649)	(8,034)	(7,295)	(4,673)	(1,874)	(2,064)	(1,889)	(1,865)
General and administrative expenses	(118)	(107)	(95)	(76)	(62)	(72)	(70)	(64)
Depreciation and amortization expense	(106)	(109)	(109)	(88)	(65)	(67)	(71)	(76)
Interest expense	(86)	(67)	(66)	(50)	(19)	(19)	(24)	(23)
Equity accounted income (loss), net	17	8	37	14	10	(7)	28	20
Impairment expense, net	—	(9)	—	(23)	(7)	(155)	—	(106)
Gain (loss) on acquisitions/dispositions, net	16	—	(14)	9	272	—	29	28
Other income (expense), net	(14)	(72)	(41)	(9)	14	9	11	(21)
Income (loss) before income tax	254	(11)	57	(26)	203	(143)	57	(99)
Current income tax (expense)/recovery	(28)	(11)	(19)	(4)	4	(7)	(8)	(7)
Deferred income tax (expense)/recovery	(10)	16	6	4	(4)	16	3	15
Net income (loss)	$216	$(6)	$44	$(26)	$203	$(134)	$52	$(91)
Attributable to:
Limited partners (1)	$(35)	$(79)	$(8)	$(3)	$32	$(5)	$9	$(1)
Brookfield Asset Management Inc. (2)	—	—	—	—	—	—	—	(30)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc. (1)	(34)	(83)	(8)	(3)	34	(6)	11	(2)
Special limited partners	143	117	25	—	—	—	—	—
Interest of others	142	39	35	(20)	137	(123)	32	(58)
Net income (loss)	$216	$(6)	$44	$(26)	$203	$(134)	$52	$(91)
Basic and diluted earnings (loss) per limited partner unit (3) (4)	$(0.53)	$(1.25)	$(0.15)	$(0.06)	$0.61	$(0.13)	$0.22	$(0.03)
____________________________________

(1)	For the periods subsequent to June 20, 2016.

(2)	For the periods prior to June 20, 2016.

(3)
Average number of partnership units outstanding on a fully diluted time weighted average basis, assuming the exchange of redemption exchange units held by Brookfield Asset Management for limited partnership units, for the three months ended March 31, 2018 and 2017 was 129.3 million and 108.0 million, respectively.

(4)
Income (loss) attributed to limited partnership units on a fully diluted basis is reduced by incentive distributions paid to special limited partnership unitholders during the three months ended September 30, 2017, December 31, 2017, and March 31, 2018.

Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically, within our energy and industrial operations segments. Seasonality primarily affects our business services operations. Some of our business services operations will typically have stronger performance in the latter half of the year whereas others, such as our fuel distribution business, will generate stronger performance in the second and third quarters. On a consolidated basis, we do not expect seasonality to materially influence our results. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

12

Review of Consolidated Financial Position
The following is a summary of the interim condensed consolidated statements of financial position as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Assets
Cash and cash equivalents	$1,439	$1,106
Financial assets	870	784
Accounts receivable, net	4,455	4,362
Inventory and other assets	1,641	1,577
Assets held for sale	188	14
Property, plant and equipment	2,460	2,530
Deferred income tax assets	207	174
Intangible assets	3,059	3,094
Equity accounted investments	530	609
Goodwill	1,545	1,554
Total assets	$16,394	$15,804
Liabilities and equity in net assets
Liabilities
Accounts payable and other	$6,027	$5,638
Liabilities associated with assets held for sale	21	—
Borrowings	4,385	3,265
Deferred income tax liabilities	836	837
Total liabilities	$11,269	$9,740
Equity
Limited partners	$1,406	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,280	1,453
Interest of others in operating subsidiaries	2,439	3,026
Total equity	5,125	6,064
Total liabilities and equity	$16,394	$15,804
Financial Assets
Financial assets increased by $86 million from $784 million as at December 31, 2017 to $870 million as at March 31, 2018. The increase was primarily due to higher restricted cash from a payment in our construction business and a fair value adjustment on an investment security within our energy segment.
The following table presents financial assets by segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
March 31, 2018	$382	$109	$28	$351	$—	$870
December 31, 2017	$385	$53	$21	$325	$—	$784

13

Accounts Receivable
Accounts receivable increased by $93 million from $4,362 million as at December 31, 2017, to $4,455 million as at March 31, 2018. The increase was primarily due to higher receivables in our graphite electrode manufacturing business and Greenergy as a result of increased pricing in both businesses. The increase was partially offset by the reclassification of receivables in our infrastructure support products manufacturing operation to assets held for sale.
Inventory and Other Assets
Inventory and other assets increased by $64 million from $1,577 million as at December 31, 2017, to $1,641 million as at March 31, 2018. The increase was primarily due to a higher inventory in Greenergy as a result of increased fuel prices compared to the same quarter in prior year. Greenergy's inventory and other assets balance included fuel inventories and Renewable Transport Fuel Obligation ("RTFO") certificates. RTFOs are generated on the blending of biofuel into the Greenergy fuel supplies, and these certificates can be sold to other oil companies.
Assets Held for Sale
Assets held for sale are $188 million as at March 31, 2018, compared to $14 million as at December 31, 2017. As at March 31, 2018, certain assets and liabilities related to plants within the precast and drainage operations in our infrastructure support products manufacturing operations were reclassified as held for sale. The 2017 balance was comprised of land and buildings held for sale in the aforementioned business. In addition, our interest in our real estate brokerage services business was reclassified to assets held for sale as at March 31, 2018.
Property, Plant & Equipment and Intangible Assets
PP&E is primarily related to our industrial operations, business services, and energy segments. The PP&E balance of $2,460 million as at March 31, 2018, decreased by $70 million when compared to $2,530 million as at December 31, 2017. The decrease was primarily due to the reclassification of assets in our infrastructure support products manufacturing operation to assets held for sale and the impact of foreign exchange in our Canadian energy operation.
Intangible assets are primarily related to our industrial operations and business services segments. Intangible assets decreased by $35 million, from $3,094 million as at December 31, 2017, to $3,059 million as at March 31, 2018. The decrease was primarily due to amortization and the impact of foreign exchange rate movements in both our industrial operations and business services segments. The decrease was partially offset by additional intangible assets acquired on a tuck-in acquisition within our facilities management services business.
Capital expenditures represent additions to property, plant, and equipment. Included in capital expenditures are maintenance capital expenditures, which are required to sustain the current performance of our operations, and growth capital expenditures, which are made for incrementally new assets that are expected to expand existing operations. Specific to our industrial operations segment, we include additions to intangible assets in BRK Ambiental within capital expenditures due to the nature of its concession agreements. For the three months ended March 31, 2018, total capital expenditures were $79 million, of which $53 million was incurred in our industrial operations segment and $17 million in our business services segment.
Equity Accounted Investment
Equity accounted investments decreased by $79 million, from $609 million as at December 31, 2017 to $530 million as at March 31, 2018, primarily due to the reclassification of our interest in our real estate brokerage services business to assets held for sale.
Goodwill
Goodwill decreased by $9 million from $1,554 million as at December 31, 2017, to $1,545 million as at March 31, 2018, which was primarily due to the impact of foreign exchange rate movements in our construction services business.
Accounts Payable and Other
Accounts payable and other increased by $389 million from $5,638 million as at December 31, 2017, to $6,027 million as at March 31, 2018. The increase was primarily due to higher work in progress liabilities in our construction services business.
Borrowings
Borrowings are discussed in the "Liquidity and Capital Resources" section of this MD&A.

14

Equity Attributable to Unitholders
As at March 31, 2018, our capital structure was comprised of two classes of partnership units, LP Units and GP Units. LP Units entitle the holder to their proportionate share of distributions. GP Units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.
Holding LP's capital structure is comprised of three classes of partnership units: Special LP Units, managing general partner units and Redemption-Exchange Units held by Brookfield. In its capacity as the holder of the Special LP units of Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.
The Board of Directors approved a $143 million incentive distribution payment, or $35.75 million per Special LP unit, to Brookfield, payable on June 29, 2018, based on the volume weighted average price of $36.72 per unit (exceeding the previous incentive distribution threshold of $31.19 per unit) and the time weighted average of 129 million units outstanding for the quarter. Going forward the incentive distribution threshold is $36.72 per unit.
As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.
On August 11, 2017, the Toronto Stock Exchange accepted a notice filed by the partnership of its intention to commence a normal course issuer bid, or NCIB, for its limited partnership units. Under the NCIB, our Board of Directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 11, 2017, or 2,592,264 units. No repurchases have been made under the NCIB as at the date of this MD&A.
As at March 31, 2018 and December 31, 2017, the total number of partnership units outstanding are as follows:

UNITS	March 31, 2018	December 31, 2017
GP Units	4	4
LP Units	66,185,798	66,185,798
Non-controlling interests:
Redemption-Exchange Units, held by Brookfield	63,095,497	63,095,497
Special LP Units	4	4

There have been no changes in partnership units since March 31, 2018.
Segment Analysis
IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

15

The following table presents Company EBITDA and Company FFO for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$8,194	$1,934
Direct operating costs	(7,649)	(1,874)
General and administrative expenses	(118)	(62)
Equity accounted Company EBITDA	59	18
Company EBITDA attributable to others (1)	(295)	(23)
Company EBITDA (2)	$191	$(7)
Realized disposition gains (loss), net	16	272
Interest expense	(86)	(19)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(19)	(1)
Current income taxes	(28)	4
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	64	(154)
Company FFO (2)	$138	$95
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

For the three months ended March 31, 2018, we reported Company EBITDA of $191 million, an increase of $198 million relative to the three months ended March 31, 2017. The increase in Company EBITDA was primarily due to the stronger pricing and operational performance at our graphite electrode manufacturing business, the additional project margins in Australia and Europe from our construction services business, and the incremental contribution from the 2017 acquisitions of BRK Ambiental, our marine energy services business, and our fuel marketing business, as well as the acquisition of our gaming facilities business during the current quarter.
For the three months ended March 31, 2018, we reported Company FFO of $138 million, an increase of $43 million relative to the three months ended March 31, 2017. The increase in Company FFO compared to the same period in 2017 was primarily due to the factors contributing to the increase in Company EBITDA above, partially offset by the net realized gain of $82 million attributable to unitholders recognized in the prior period from the sale of our bath and shower product manufacturing business.

16

Business Services
The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$6,304	$616
Direct operating costs	(6,214)	(583)
General and administrative expenses	(57)	(23)
Equity accounted Company EBITDA	8	4
Company EBITDA attributable to others (1)	(25)	(14)
Company EBITDA (2)	$16	$—
Realized disposition gain, net	—	5
Interest expense	(19)	(4)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	(4)	—
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	15	3
Company FFO (2)	$8	$4
The following table presents equity attributable to the unitholders for our business services segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Total assets	$5,411	$5,246
Total liabilities	4,405	4,236
Interests of others in operating subsidiaries (1)	564	562
Equity attributable to unitholders	442	448
Total equity	$1,006	$1,010
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2018 and 2017
Revenue from our business services segment for the three months ended March 31, 2018 was $6,304 million, an increase of $5,688 million compared to revenues in the same period in 2017 of $616 million. Direct operating costs increased by $5,631 million, to $6,214 million for the three months ended March 31, 2018, from $583 million in the same period in 2017. The increase in revenues and direct costs was primarily due to our acquisition of Greenergy in the second quarter of 2017. Included in revenue and direct operating costs for Greenergy is a duty payable to the government of the U.K. which is recorded gross within revenues and direct costs without impact on the margin generated by the business. For the three months ended March 31, 2018, the duty element included in revenues and direct operating costs was approximately $2,558 million. In addition, the acquisition of our fuel marketing business in the second quarter of 2017 contributed to both the increase in revenue and direct operating costs during the quarter.
Company EBITDA in our business services segment was $16 million higher for the three months ended March 31, 2018 when compared to the three months ended March 31, 2017. The increase in Company EBITDA was primarily due to the aforementioned acquisition of our fuel marketing business as well as the acquisition of our gaming operations during the current quarter.

17

Company FFO in our business services segment was $8 million for the three months ended March 31, 2018, representing an increase of $4 million from $4 million during the three months ended March 31, 2017. The increase was primarily due to the incremental contributions from the aforementioned acquisitions, partially offset by an increase in interest expense from the inclusion of incremental borrowing costs at Greenergy and our fuel marketing business. In addition, a one-time gain was realized on the strategic sale of a portfolio of contracts in our relocation services business during the three months ended March 31, 2017.
Construction Services
The following table presents Company EBITDA and Company FFO for our construction services segment for the periods presented:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$1,043	$1,016
Direct operating costs	(1,020)	(1,020)
General and administrative expenses	(10)	(11)
Equity accounted Company EBITDA	—	—
Company EBITDA attributable to others (1)	—	1
Company EBITDA (2)	$13	$(14)
Realized disposition gain, net	—	2
Interest expense	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	(4)	10
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	(1)
Company FFO (2)	$9	$(3)
The following table presents equity attributable to unitholders for our construction services segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Total assets	$2,598	$2,653
Total liabilities	1,847	1,694
Interests of others in operating subsidiaries (1)	—	—
Equity attributable to unitholders	751	959
Total equity	$751	$959
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Comparison of the Three Months Ended March 31, 2018 and 2017
Our global construction services operations completed a higher level of work during the first quarter of 2018, increasing revenue by approximately 3% to $1,043 million for the three months ended March 31, 2018, compared to $1,016 million for the three months ended March 31, 2017. The higher level of work performed is the result of our significantly higher backlog, following the award of a number of large scale projects during 2017 and in the first quarter of 2018, which increased backlog to approximately $9 billion at the end of the quarter. The revenue contribution on a regional basis for the three months ended March 31, 2018 was as follows: Australia 57% (2017 - 47%); U.K. 31% (2017 - 33%); the Middle East 11% (2017 - 18%); and Other 1% (2017 - 2%). Direct operating costs remained consistent at $1,020 million when compared to the prior period.

18

Company EBITDA for the three months ended March 31, 2018 was $13 million, representing an increase of $27 million from the prior period. The increase relative to the prior period was primarily due to the 2017 quarter negatively impacted by margin downgrades on three projects in Australia, whereas earnings in the current period benefited from improved project margins and strong workbook activity in our Australian and European regions.
Company FFO for the three months ended March 31, 2018 was $9 million, representing an increase of $12 million when compared to the same period in the prior year. Company FFO benefited from the same factors mentioned above, partially offset by current taxes recorded on the operating profits in the current period whereas tax recoveries were recorded on the operating losses incurred in the same period in the prior year.
The business continues to win jobs, securing approximately $1.1 billion of new work during the quarter, including a large-scale office property redevelopment and a residential property in Australia, and one residential property in Canada.
Industrial Operations
The following table presents Company EBITDA and Company FFO for our industrial operations segment for the periods presented:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$747	$231
Direct operating costs	(353)	(219)
General and administrative expenses	(30)	(15)
Equity accounted Company EBITDA	5	—
Company EBITDA attributable to others (1)	(250)	2
Company EBITDA (2)	$119	$(1)
Realized disposition gain, net	16	229
Interest expense	(59)	(9)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	—
Current income taxes	(20)	(8)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	43	(132)
Company FFO (2)	$98	$79
The following table presents equity attributable to the parent company for our industrial operations segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Total assets	$6,071	$5,839
Total liabilities	4,358	3,189
Interests of others in operating subsidiaries (1)	1,371	1,989
Equity attributable to unitholders	342	661
Total equity	$1,713	$2,650
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

19

Comparison of the Three Months Ended March 31, 2018 and 2017
Revenue from our industrial operations segment for the three months ended March 31, 2018 was $747 million, representing an increase of $516 million compared to $231 million in the same period in 2017. Direct operating costs increased by $134 million, to $353 million for the three months ended March 31, 2018, from $219 million in the same period in 2017. The increase in revenue and direct operating costs was primarily due to stronger pricing and higher volume at our graphite electrode manufacturing business, as well as the incremental revenues and direct operating costs from our acquisition of BRK Ambiental in the second quarter of 2017.
Company EBITDA in our industrial operations segment increased by $120 million for the three months ended March 31, 2018, compared to the three months ended March 31, 2017. The increase in Company EBITDA was primarily due to the same factors mentioned above.
Company FFO in our industrial operations segment was $98 million for the three months ended March 31, 2018, compared to $79 million for the three months ended March 31, 2017. Company FFO for the three months ended March 31, 2018 increased for the same factors mentioned above, partially offset by the sale of our bath and shower products manufacturing business which resulted in a net gain of $82 million attributable to unitholders for the three months ended March 31, 2017.
Energy
The following table presents Company EBITDA and Company FFO for our energy segment for the periods presented:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$97	$69
Direct operating costs	(60)	(51)
General and administrative expenses	(5)	(4)
Equity accounted Company EBITDA	46	14
Company EBITDA attributable to others (1)	(20)	(12)
Company EBITDA (2)	$58	$16
Realized disposition gain (loss), net	—	36
Interest expense	(8)	(6)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(18)	(1)
Current income taxes	—	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	6	(24)
Company FFO (2)	$38	$20
The following table presents equity attributable to unitholders for our energy segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Total assets	$1,668	$1,671
Total liabilities	474	536
Interests of others in operating subsidiaries (1)	504	475
Equity attributable to unitholders	690	660
Total equity	$1,194	$1,135
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

20

Comparison of the Three Months Ended March 31, 2018 and 2017
Revenue from our energy segment for the three months ended March 31, 2018 was $97 million, representing an increase of $28 million compared to $69 million in the same period in 2017. Direct operating costs increased by $9 million, to $60 million for the three months ended March 31, 2018, from $51 million in the same period in 2017. The increase in revenue and direct operating costs compared to prior year was primarily due to higher activity in our Canadian well-servicing operation as a result of a 2017 tuck-in acquisition. In addition, our realized natural gas pricing was higher in our Canadian energy operations during the three months ended March 31, 2018, compared to the three months ended March 31, 2017 due to our hedging program.
Company EBITDA in our energy segment was $58 million for the three months ended March 31, 2018, compared to $16 million for the three months ended March 31, 2017. Our energy segment benefited from the acquisition of our marine energy services business during the third quarter of 2017, as well as higher contributions from our Canadian well-servicing operation and our Canadian energy operations due to the same factors mentioned above.
Company FFO in our energy segment was $38 million for the three months ended March 31, 2018, compared to $20 million for the three months ended March 31, 2017. Company FFO increased due to the same factors contributing to the increase in Company EBITDA, partially offset by the incremental interest expense as a result of the acquisition of our marine energy services business in the third quarter of 2017, and the net gain realized on the disposition of the investment securities held in our energy segment in the same period in 2017.
Corporate and Other
The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$3	$2
Direct operating costs	(2)	(1)
General and administrative expenses	(16)	(9)
Equity accounted Company EBITDA	—	—
Company EBITDA attributable to others (1)	—	—
Company EBITDA (2)	$(15)	$(8)
Realized disposition gain, net	—	—
Interest expense	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	—	3
Company FFO attributable to others (net of Company EBITDA attributable to others) (1)	—	—
Company FFO (2)	$(15)	$(5)

21

The following table presents equity attributable to unitholders for our corporate and other segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Total assets	$646	$395
Total liabilities	185	85
Interests of others in operating subsidiaries (1)	—	—
Equity attributable to unitholders	461	310
Total equity	$461	$310
____________________________________

(1)	Attributable to interests of others in our operating subsidiaries.

(2)
Company FFO is a non-IFRS measure and is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gain, current income taxes and interest expenses related to equity accounted investments. Company EBITDA and Company FFO are presented net to unitholders. For further information on Company FFO and Company EBITDA see the “Reconciliation of Non IFRS Measures” section of the MD&A.

Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our total capitalization, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three months ended March 31, 2018 was $13 million. General and administrative costs relate to corporate expenses, including audit and director fees. The increase was due to growth in the partnership's total capitalization relative to the same period in 2017.
The partnership has in place a Deposit Agreement with Brookfield whereby it may place funds on deposit with Brookfield, as approved by the Board of Directors. Any deposit balance is due on demand and earns an agreed upon rate of interest based on market terms. As at March 31, 2018, the amount of the deposit was $632 million and was included in cash and cash equivalents.
Reconciliation of Non-IFRS Measures
Company FFO
To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to the parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by, IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has the following limitations as an analytical tool:

•
Company FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

•	Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time; and

•	Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.
Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash

22

valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.
Company EBITDA
We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to the parent company. Company EBITDA has limitations as an analytical tool as it does not include realized disposition gains, interest expense, and current income taxes, as well as depreciation and amortization expense, deferred income taxes and non-cash valuation gains/losses and impairment charges. Because of these limitations, Company EBITDA should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company EBITDA is a key measure that we use to evaluate the performance of our operations.
When viewed with our IFRS results, we believe that Company EBITDA provides a more complete understanding of the ability of our businesses to generate recurring earnings which allows users to better understand and evaluate the underlying financial performance of our operations.
The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Revenues	$8,194	$1,934
Direct operating costs	(7,649)	(1,874)
General and administrative expenses	(118)	(62)
Equity accounted investment Company EBITDA (1)	59	18
Company EBITDA attributable to others (2)	(295)	(23)
Company EBITDA	$191	$(7)
Realized disposition gain (loss), net	16	272
Interest expense	(86)	(19)
Equity accounted current taxes and interest (1)	(19)	(1)
Current income taxes	(28)	4
Company FFO attributable to others (2)	64	(154)
Company FFO	$138	$95
Depreciation and amortization	(106)	(65)
Impairment expense, net	—	(7)
Other income (expenses), net	(14)	14
Deferred income taxes	(10)	(4)
Non-cash items attributable to equity accounted investments (1)	(23)	(7)
Non-cash items attributable to others (2)	89	40
Net income attributable to unitholders	$74	$66
____________________________________

(1)
The sum of these amounts equates to equity accounted income of $17 million as per our IFRS statement of operating results for the three months ended March 31, 2018 and equity accounted income of $10 million for the three months ended March 31, 2017.

(2)
Total cash and non-cash items attributable to the interest of others equals net gain of $142 million as per our IFRS statement of operating results for the three months ended March 31, 2018 and net gain of $137 million for the three months ended March 31, 2017.

23

The following table reconciles equity attributable to LP Units, GP Units, Redemption-Exchange Units, Preferred Shares and Special LP units to equity attributable to unitholders for the periods indicated:

(US$ Millions)	March 31, 2018	December 31, 2017
Limited partners	$1,406	$1,585
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special LP Units held by Brookfield	1,280	1,453
Equity attributable to unitholders	$2,686	$3,038

The following table presents equity attributable to unitholders by segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
March 31, 2018	$442	$751	$342	$690	$461	$2,686
December 31, 2017	$448	$959	$661	$660	$310	$3,038
Liquidity and Capital Resources
We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.
Our principal liquidity needs for the next year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. The "Developments in our Business" section of the MD&A details recent acquisitions completed by the partnership. For example, the partnership, alongside institutional investors, is currently committed to acquire 100% of Westinghouse for approximately $4.6 billion, expected to be funded with approximately $1 billion of equity, approximately $3 billion of long-term debt financing and the balance by the assumption of certain pension, environmental and other operating obligations. In addition, the partnership alongside institutional investors, is currently committed to acquire a controlling interest in Schoeller Allibert for a purchase price of approximately €205 million. We expect to fund our commitments with available liquidity.
Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets.
The following table presents borrowings by segment as at March 31, 2018 and December 31, 2017:

(US$ Millions)	Business Services	Construction Services	Industrial Operations	Energy	Corporate and Other	Total
March 31, 2018	$1,182	$12	$2,860	$331	$—	$4,385
December 31, 2017	$1,178	$12	$1,693	$382	$—	$3,265

24

As at March 31, 2018, the partnership had outstanding debt of $4,385 million compared to $3,265 million as at December 31, 2017. The borrowings consist of the following:

(US$ Millions)	March 31, 2018	December 31, 2017
Term loans and credit facilities	$3,062	$1,745
Project financing	518	449
Debentures	593	596
Securitization program	212	249
Senior notes	—	226
Total Borrowings	$4,385	$3,265
The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $4,385 million as at March 31, 2018, compared to $3,265 million at December 31, 2017. The increase of $1,120 million was primarily due to $1.5 billion of senior secured term loan financing put in place within our graphite electrode manufacturing business, of which approximately $400 million was used pay down existing debt.
We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-22 years. The weighted average maturity at March 31, 2018 was 6.8 years and the weighted average interest rate on debt outstanding was 7.2%. As at March 31, 2018, the maximum borrowing capacity of our term loans and credit facilities at the operations and other subsidiaries level was $6.8 billion, of which $4.4 billion was drawn.
The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt-to-EBITDA ratios. Our operations are currently in compliance with all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.
One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business' receivables. The partnership was in compliance with the covenants under the securitization program as at March 31, 2018.
In 2017, the partnership entered into a revolving acquisition credit facility with Brookfield that permits borrowings of up to $500 million. The credit facility is guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facility is available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The credit facility bears interest at the specified LIBOR or bankers’ acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%. The credit facility also requires us to maintain a minimum deconsolidated net worth and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.  As at March 31, 2018, $nil has been drawn under this credit facility.  Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the credit facility (which can then be redrawn to fund future investments). This new credit facility replaced two, three-year revolving credit facilities that were entered into on June 20, 2016 in connection with the spin-off of the partnership from Brookfield: (i) an operating credit facility that permitted borrowings of up to $200 million for working capital purposes; and (ii) a facility that permitted borrowings of up to $300 million for purposes of funding our acquisitions and investments.

25

In August 2016, we entered into a $150 million unsecured bilateral facility with a group of banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two-year term, with a one year extension and will be used for general corporate purposes. In May 2017, the credit facility’s maturity date was extended by one year to 2019, effective August 2017. In August 2017, the credit facility was increased by $100 million to $250 million. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. As at March 31, 2018 there was $nil drawn on this facility.
Subsequent to quarter-end, in May 2018, we amended the restated the credit facility, increasing it by $325 million to $575 million across an expanded group of banks. In addition to U.S. or Canadian dollars, the credit facility is now also available in Euros, Sterling, or Australian dollars. Advances under the credit facility bear interest at the specified LIBOR, EURIBOR, CDOR, BBSY or bankers' acceptance rate plus 2.50%, or the specified base rate or prime rate plus 1.50%. The credit facility's maturity date was extended by two years to 2021.
The table below outlines the partnership's consolidated net debt to capitalization as at March 31, 2018 and December 31, 2017:

(US$ Millions)	March 31, 2018	December 31, 2017
Borrowings	$4,385	$3,265
Cash and cash equivalents	(1,439)	(1,106)
Net debt	2,946	2,159
Total equity	5,125	6,064
Total capital and net debt	$8,071	$8,223
Net debt to capitalization ratio	37.0%	26.0%
The partnership's general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On May 4, 2018, the Board of Directors of the partnership's general partner declared a dividend of $0.0625 per unit payable on June 29, 2018 to unitholders of record as at the close of business on May 31, 2018.
In addition, on March 29, 2018, the Board of Directors, on behalf of the partnership, in its capacity as the general partner of Brookfield Business L.P. ("Holding LP"), declared a dividend of $35.75 million per Special LP unit of Holding LP, payable on June 29, 2018. The volume weighted average price was $36.72 per unit (exceeding the previous incentive distribution threshold of $31.19 per unit) and the units outstanding as at March 31, 2018 were 129 million units, resulting in a $143 million payable to Brookfield. Going forward, the incentive distribution threshold is $36.72 per unit.
Cash Flow
We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings, proceeds from asset monetizations and proceeds from potential future equity issuances, if required.
As at March 31, 2018, we had cash and cash equivalents of $1,439 million, compared to $1,106 million as at December 31, 2017. The net cash flows for the three months ended March 31, 2018 and 2017 were as follows:

	Three Months Ended March 31,
(US$ Millions)	2018	2017
Cash flows provided by operating activities	$130	$54
Cash flows provided by (used in) investing activities	(121)	473
Cash flows provided by (used in) financing activities	326	(378)
Effect of foreign exchange rates on cash	(2)	6
Total	$333	$149

26

Cash Flow Provided by Operating Activities
Total cash flow provided by operating activities for the three months ended March 31, 2018 was $130 million compared to $54 million provided for the three months ended March 31, 2017. The cash provided by operating activities during the three months ended March 31, 2018 was primarily attributable to the incremental contribution from our graphite electrode manufacturing business as a result of stronger pricing and higher volume during the quarter, which was partially offset by a decrease in net working capital in our construction services business.
Cash Flow Provided by (Used in) Investing Activities
Total cash flow used in investing activities was $121 million for the three months ended March 31, 2018, compared to $473 million provided during the three months ended March 31, 2017. Our investing activities were primarily related to the acquisition of property, plant, and equipment and intangible assets mostly within our business services and industrial operations segments, a tuck-in acquisition within our facilities management business, as well as an advanced payment in our construction business.
Cash Flow Provided by (Used in) Financing Activities
Total cash flow provided by financing activities was $326 million for the three months ended March 31, 2018, compared to $378 million cash flow used in financing activities for the three months ended March 31, 2017. During the three months ended March 31, 2018, our borrowings, net of repayments, were $1,117 million, and distributions to others who have interests in operating subsidiaries, net of capital provided by others who have interests in our operating subsidiaries, were $735 million. During the three months ended March 31, 2018, our graphite electrode manufacturing business obtained $1.5 billion of senior secured term loan financing and used approximately $400 million of the proceeds to pay down existing debt and distributed approximately $1.1 billion to its shareholders. Our share of the distribution was approximately $380 million.
Off Balance Sheet Arrangements
In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As at March 31, 2018, the total outstanding amount was approximately $1.7 billion. If these letters of credit or bonds are drawn upon, our operating subsidiaries will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.
Our construction businesses and other operations are called upon to give, in the ordinary course of business, guarantees and indemnities in respect of the performance of controlled entities, associates and related parties of their contractual obligations. Any known losses have been brought to account.
In the normal course of operations, we execute agreements that provide indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and a certain number of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements. In addition, we have also entered into indemnity agreements with Brookfield that relate to certain projects in the Middle East region that were in place prior to the spin-off.  Under these indemnity agreements, Brookfield has agreed to indemnify us for the receipt of payments relating to such projects.
From time to time, we may be contingently liable with respect to litigation and claims that arise in the normal course of operations. On July 3, 2017, a customer called on the performance and advance payment bank guarantee associated with a project in the Middle East for an amount of approximately $32 million. Management successfully contested the claim, which was upheld in local courts. On February 22, 2018, the customer’s appeal of the court’s ruling resulted in the bank guarantees being paid due to the structural form of the guarantee. Management continues to counterclaim through local courts and any loss amount associated with this project cannot be measured and is not probable at this time.
Financial Instruments — Foreign Currency Hedging Strategy
To the extent that it is economical to do so, the partnership's strategy is to hedge a portion of its equity investments and/or cash flows exposed to foreign currencies. The partnerships foreign currency hedging strategy includes leveraging any natural hedges that may exist within the operations, utilizing local currency debt financing to the extent possible, and utilizing derivative contracts to the extent that natural hedges are insufficient.

27

The following table presents our hedged position in foreign currencies as at March 31, 2018:

	Net Investment Hedges
(US$ Millions)	USD	CAD	AUD	BRL	GBP	EUR	Other
Net Equity	$898	$599	$467	$372	$3	$135	$212
FX Contracts — US$	553	(288)	(204)	—	(61)	—	—
As at March 31, 2018, we had hedges in place equal to approximately 31% of our net equity investment in foreign currencies. Our primary unhedged exposure relates to our Brazilian Real investment and some of our Canadian operations where natural hedges exist within the businesses. For the three months ended March 31, 2018, we recorded unrealized pre-tax net gains of $34 million in other comprehensive income, related to these contracts.
Contractual Obligations
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield private equity’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified.
In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at March 31, 2018:

	Payments as at March 31, 2018
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$4,412	$583	$1,045	$1,055	$1,729
Finance lease obligations	19	11	5	3	—
Operating leases	657	115	86	178	278
Interest expense	596	113	105	249	129
Decommissioning liabilities	893	7	3	10	873
Pension obligations	124	12	12	36	64
Obligations under agreements	268	50	23	69	126
Total	$6,969	$891	$1,279	$1,600	$3,199
Related Party Transactions
We entered into a number of related party transactions with Brookfield as described in Note 14 in the interim financial statements.
Subsequent Events
Subsequent to March 31, 2018, the partnership was party to a number of subsequent events as described in Note 21 in the interim financial statements.
Critical Accounting Policies, Estimates and Judgments
The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Critical judgments made by management and utilized in the normal course of preparing the interim financial statements are outlined below.

28

For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016 and 2015.
Business Combinations
The partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as at the reporting date.
Determination of Control
We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of the partnership's returns.
In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide the partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.
Common Control Transactions
IFRS 3, Business Combinations, does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, the partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. The partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.
Indicators of Impairment
Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of the partnership's assets, including the determination of the partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.
For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.
Revenue Recognition
Our construction services business provides end-to-end design and development solutions for our customers. The work performed on these contracts creates or enhances an asset that our customer controls and accordingly we recognize revenue on these contracts over a period of time. The partnership uses an input method, the cost-to-cost method, to measure progress towards complete satisfaction of the performance obligations under IFRS 15.
As work is performed, a contract asset in the form of work-in-progress is recognized, which is reclassified to accounts receivable when invoiced to the customer. If payment is received in advance of work being completed, a contract liability is

29

recognized. There is not considered to be a significant financing component in construction contracts as the period between the recognition of revenue under the cost-to-cost method and when payment is received is typically less than one year.
Revenue from the sale of goods in our UK road fuel service operation represents net invoiced sales of fuel products and Renewable Transport Fuel Obligation ("RTFO") certificates, excluding value added taxes but including excise duty, which has been assessed to be a production tax and recorded as part of consideration received. Revenue is recognized at the point that title passes to the customer.
Financial Instruments
Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of the partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.
Decommissioning Liabilities
Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
Other
Other estimates and assumptions utilized in the preparation of the partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.
Other critical judgments include the determination of functional currency.
Controls and Procedures
No changes were made in our internal control over financial reporting during the quarter ended March 31, 2018 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Excluded from our evaluation were controls over financial reporting at BRK Ambiental, for which control was acquired on April 25, 2017; Greenergy, for which control was acquired on May 10, 2017; and our fuel marketing business, for which control was acquired on July 17, 2017. The financial statements of these entities constitute 45% of total assets, 38% of net assets, 71% of revenue and -6% of net income of the consolidated financial statements of our partnership as of and for the three month period ending March 31, 2018.
Future Changes in Accounting Policies
Leases
IFRS 16, Leases ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its unaudited interim condensed consolidated financial statements.
Uncertainty over Income Tax Treatments
In June 2017, the IASB published IFRIC 23, Uncertainty over Income Tax Treatments ("IFRIC 23") effective for annual periods beginning on or after January 1, 2019. The interpretation requires an entity to assess whether it is probable that a tax authority will accept an uncertain tax treatment used, or proposed to be used, by an entity in its income tax filings and to exercise judgment in determining whether each tax treatment should be considered independently or whether some tax treatments should be considered together. The decision should be based on which approach provides better predictions of the resolution of the uncertainty. An entity also has to consider whether it is probable that the relevant authority will accept each tax treatment, or group of tax treatments, assuming that the taxation authority with the right to examine any amounts reported to it will examine those

30

amounts and will have full knowledge of all relevant information when doing so. The interpretation may be applied on either a fully retrospective basis or a modified retrospective basis without restatement of comparative information. The partnership is currently evaluating the impact of IFRIC 23 on its unaudited interim condensed consolidated financial statements.
New Accounting Policies Adopted
Revenue from Contracts with Customers
IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring additional disclosures. IFRS 15 requires disclosure regarding the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts.
The partnership adopted the standard using the modified retrospective approach, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. The partnership elected to use the practical expedient for contract modifications. On adoption, the partnership recorded a reduction in opening retained earnings of approximatively $260 million, attributable to the partnership net of taxes, mainly from our construction services business. Under IFRS 15, revenue from the partnership’s construction services contracts will continue to be recognized over time; however, a higher threshold of probability must be achieved prior to recognizing revenue from variable consideration such as incentives and claims and variations resulting from contract modifications. Under IAS 18 and IAS 11, revenue was recognized when it is probable that work performed will result in revenue whereas under IFRS 15, revenue is recognized when it is highly probable that a significant reversal of revenue will not occur for these modifications. Refer to Note 2(c) of the unaudited interim condensed consolidated financial statements for impact on adoption of IFRS 15.
Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. The partnership adopted the standard using the retrospective approach without restatement, in which a cumulative catch-up adjustment is recorded through opening retained earnings on January 1, 2018 as if the standard had always been in effect and whereby comparative periods are not restated. On adoption, the partnership recorded an adjustment in opening retained earnings of $nil attributable to the partnership net of taxes. Refer to Note 2(e) of the unaudited interim condensed consolidated financial statements for impact on adoption of IFRS 9.
Foreign Currency Transactions and Advance Consideration
In December 2016, the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration ("IFRIC 22"), effective for annual reporting periods beginning on or after January 1, 2018. The interpretation clarifies that the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. The interpretation may be applied either retrospectively or prospectively. The adoption of IFRIC 22 did not have a significant impact on the unaudited interim condensed consolidated financial statements.
QuickLinks

Exhibit 99.1

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

31

BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

32